Corficolombiana
Nit 890.300.653-6

RECEIVED
2006 DEC 12 A 9:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 823437

Cali, December 6, 2006



06019101

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Corporacion Financiera Del Valle SA

SUPPL

Re.: Submission of Documents pursuant Corporaciòn Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. We are advising on the base price of the auction shares related to the selling of 13,211,427 shares of Promigas S.A. E.S.P. owned by Corficolombiana.

2. Execution, modification and termination of agreements
   Please find annexed relevant information related to the auction preagreement of Promigas shares made with Prisma Energy International, Inc.

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

3. Financial situations of the Issuer
   I am remitting reports on the October 31st, 2006 financial statements.

4. Board of Directors Decisions
   Please find annexed decision made on the Extraordinay Board of Directors on November 1, 2006.

5. Purchase and/or selling of stock
   Pursuant to the pre-agreement with Prisma Energy International Inc, disclosed on 24-10-06, the request to sell under auction 13,211,427 shares of Promigas was requested to the Chamber of Commerce of Bogota, accounting for 9.94% of the capital stock.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

6. Agreements
Auction pre-agreement with Prisma Energy International Inc. to sell 13,211,427 shares of Promigas, accounting for 9.94% of the capital stock; please see attached a document describing the main conditions.

7. Board of Directors decisions
Authorized the legal representative to dispose of Promigas shares.

8. Increase of Subscribed and Paid in Capital
Upon making the capitalization resulting from the equity revaluation, the subscribed and paid in capital is the following: Ps. 1,539,972,340, accounting for 144,209,142 common shares and 9,788,092 preferred shares.

9. Spanish and English version of the Certificate by which the Chamber of Commerce of Bogota of the Corporation.

10. Spanish and English version of the remissory letters dated April 26, July 26 and October 18, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511, F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

11. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

RIDER 1

We are advising on the base price of the auction shares related to the selling of 13,211,427 shares of Promigas S.A. E.S.P. owned by Corficolombiana.

FILE No. 823437

Corficolombiana
Nlt 890.300.653-6

Relevant Information

Corporación Financiera Colombiana S.A., is advising the market that the base price of the auction shares intended to sell 13,211,427 shares of Promigas S.A. E.S.P., accounting for 9.94% of the outstanding shares will be Col.Ps.27,000.oo.

This price was determined pursuant to the terms of the auction agreement signed on October 24, 2006 with the firm Prisma Energy International Inc., and such agreement was advised to the market on the date of the agreement.

I hereby certify that the foregoing is a true and accurate translation of its original.



Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Información Relevante

La Corporación Financiera Colombiana S.A., comunica al mercado que el precio base de las acciones del martillo tendiente a la enajenación de 13.211.427 acciones de Promigás S.A. E.S.P., que representan el 9.94% de las acciones en circulación, será $27.000,00.

Este precio se determinó de conformidad con los términos del acuerdo de martillo suscrito el 24 de octubre de 2006 con la sociedad Prisma Energy International Inc., acuerdo que se informó al mercado el día de su suscripción.

Corficolombiana
Nit 890.300.653-6

RIDER 2

Execution, modification and termination of agreements
Please find annexed relevant information related to the auction preagreement of Promigas shares made with Prisma Energy International, Inc.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

Relevant Information

Corporacion Financiera Colombiana S.A., advises the market that under the auction pre-agreement of Promigas shares made with Prisma Energy International Inc., an agreement was made to vote at the Shareholders's Meeting of Inversiones en Energia SIE S.A. for the integration of GNC S.A. E.S.P. and SIE/TERPEL, as submitted to the board of directors of Promigas S.A. E.S.P.. In addition, CFC was committed to carry out all the necessary proceedings to adopt the above mentioned integration decision as soon as possible.

I hereby certify that the foregoing is a true and accurate translation of its original.



Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Información Relevante

La Corporación Financiera Colombiana S.A., informa al mercado que en el marco del preacuerdo de martillo de acciones de Promigas suscrito con Prisma Energy International Inc., acordó votar en la Asamblea de Accionistas de la Sociedad de Inversiones en Energía SIE S.A., por la integración de GNC S.A. E.S.P. y SIE/TERPEL, según ha sido presentado a la junta directiva de Promigas S.A. E.S.P.; adicionalmente, Corficolombiana se comprometió a efectuar las gestiones que estén a su alcance para que la decisión de integración antes mencionada se adopte lo antes posible.

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED
2006 DEC 12 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 3

Financial situations of the Issuer
I am remitting reports on the October 31st, 2006 financial statements.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
NIt 890.300.653-6

FILE No 823437

Corporacion Financiera S.A. is hereby advising the market that the October Financial Statements are reflecting the accounting effect of the reclassification of CFC's shares in Promigas S.A. E.S.P.. This adjustment does not have any impact on CFC equity, nor on the expected dividends.

Pursuant to Circular Letter 51, 2006, issued by the Colombian Financial Superintendency, that publishes the stockability index for September 2006, the share of Promigas S.A. E.S.P. showed a change on the stockability level from medium to low.

Pursuant to chapter I of External Circular Letter 100, 1995, issued by the Bank Superintendency, referring to the classification, valuation and accounting of salable investments, when an investment goes from high or medium stockability to low stockability, any accumulated unrecorded earning or loss should be entered against an income, and the investment should be valuated with the equity variation method from the stockability change date.

In the case of CFC, this stockability change of Promigas share, implies that the balance of the equity account corresponding to unrecorded earnings for PS. 504.491 million, as of September 30, 2006 should be taken as an income from valuation. Since March 2005, this account has been reflecting on the equity as an unrecorded earning, and from October 2006, will continue to add to the equity but within the profit, as investment valuation.

Pursuant to article one, Decree 2336, 1995, the profits resulting from the investment valuation at market prices and that have not been fiscally entered and are held by the company, will be taken to a legal reserve, and may not be distributed in cash until entering the fiscal income, as it could be the case if the disposal auction of 9.94% of Promigas shares is successful. This operation was announced by CFC last October 24.

I hereby certify that the foregoing is a true and accurate translation of its original.



Amalia Correa Young
Vicepresident

La Corporación Financiera Colombiana S.A. informa al mercado que los Estados Financieros del mes de octubre reflejan el efecto contable de la reclasificación de la participación de la Corporación en Promigas S.A. E.S.P.. Este ajuste no tiene ningún impacto sobre el patrimonio de Corficolombiana ni sobre los dividendos esperados.

De acuerdo con la Carta Circular 51 de 2006, expedida por la Superintendencia Financiera de Colombia, donde se publica el índice de bursatilidad para el mes de septiembre 2006, la acción de la empresa Promigas S.A. E.S.P. presentó un cambio en el nivel de bursatilidad al pasar de media a baja.

De conformidad con el capítulo I de la Circular Externa 100 de 1995 expedida por la Superintendencia Bancaria, que se refiere a la clasificación, valoración y contabilización de inversiones disponibles para la venta, cuando una inversión pasa de alta o media a baja bursatilidad, se debe realizar contra un ingreso por valoración la ganancia o pérdida acumulada no realizada y valorar la inversión por el método de variación patrimonial a partir de la fecha del cambio de bursatilidad.

Para el caso de la Corporación Financiera Colombiana, este cambio de bursatilidad de la acción de Promigas S.A. E.S.P., implica llevar como un ingreso por valoración el saldo, a septiembre 30 de 2006, de la cuenta del patrimonio correspondiente a ganancias no realizadas por un valor de $504.491 millones, cuenta que desde marzo de 2005 se ha venido reflejando en el patrimonio como una ganancia no realizada, y que a partir del mes de octubre de 2006 seguirá sumando al patrimonio pero dentro de la utilidad, como valoración de inversiones.

Según el artículo primero del decreto 2336 de 1995, las utilidades que se generen como consecuencia de la valoración de inversiones a precios de mercado y que no se hayan realizado fiscalmente en cabeza de la sociedad se llevarán a una reserva la cual no se podrá distribuir en dinero hasta que se realice el ingreso fiscal, como podría suceder en caso de resultar exitoso el martillo de enajenación del 9.94% de acciones de Promigas S.A., operación que fue anunciada por la Corporación el pasado 24 de octubre.

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED
2006 DEC 12 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 4

Board of Directors Decisions
Please find annexed decision made on the Extraordinay Board of Director son November 1, 2006.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

Relevant Information

The board of directors, on its extraordinary meeting held today, advised the legal representative to study and define the concurrence of CFC to the selling process of the state share represented in the assets, rights and agreements of Empresa Colombiana de Gas – ECOGAS, through the constitution by successive subscription of shares of the firm Transportadora de Gas del Interior – TGI S.A. E.S.P., pursuant to Decree 1404 dated May 5, 2005 and other complementary regulations, and unanimously authorized the legal representative to submit a joint proposal in such process.

FERNAN BEJARANO ARIAS
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.



Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Información Relevante

La junta directiva en sesión extraordinaria celebrada el día de hoy, encargó al representante legal estudiar y definir la concurrencia de la Corporación al proceso de enajenación de la participación estatal representada en los activos, derechos y contratos de la Empresa Colombiana de Gas - ECOGAS, mediante la constitución por suscripción sucesiva de acciones de la sociedad Transportadora de Gas del Interior - TGI S.A. E.S.P., de acuerdo con el Decreto 1404 del día 5 de mayo de 2005 y demás normas complementarias, y lo autorizó por unanimidad a presentar una propuesta conjunta en dicho proceso.

FERNÁN BEJARANO ARIAS
Representante Legal


Corficolombiana
Nit 890.300.653-6

RIDER 5

Purchase and/or selling of stock
Pursuant to the pre-agreement with Prisma Energy International Inc, disclosed on 24-10-06, the request to sell under auction 13,211,427 shares of Promigas was requested to the Chamber of Commerce of Bogota, accounting for 9.94% of the capital stock.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

Purchase and/or selling of stock

Pursuant to the pre-agreement with Prisma Energy International Inc, disclosed on 24-10-06, the request to sell under auction 13,211,427 shares of Promigas was requested to the Chamber of Commerce of Bogota, accounting for 9.94% of the capital stock.

I hereby certify that the foregoing is a true and accurate translation of its original.



Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
NIt 890.300.653-6

Adquisición y/o enajenación de valores

En desarrollo del preacuerdo con Prisma Energy Internacional Inc, revelado el 24-10-06, hoy se radicó ante la BVC la solicitud para la enajenación de 13.211.427 acciones de Promigás, equivalentes al 9.94% del capital social a través de martillo.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
NIt 890.300.653-6

RIDER 6

Agreements
Auction pre-agreement with Prisma Energy International Inc. to sell 13,211,427 shares of Promigas, accounting for 9.94% of the capital stock; please see attached a document describing the main conditions.

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

AUCTION PRE-AGREEMENT BETWEEN
PRISMA ENERGY INTERNATIONAL INC. AND CORFICOLOMBIANA S.A.

The representatives of Prisma Energy International Inc., a corporation domiciled in Islas Cayman (hereinafter called "Prisma") and Corporacion Financiera Colombiana S.A. (hereinafter called "Corficolombiana") (Identification 890.300.653-6) made an auction pre-agreement, intended to sell 13,211.427 sales of Promigas S.A. E.S.P., accounting for 9.94% of Promigas outstanding shares, and owned by Corficolombiana.

The main conditions of the agreement are the following:

1) the base price of the shares shall be determined by making an average of the call and put options by the parties, that shall be calculated prior to the publication of the first auction announcement. The auction price shall be reported to the market upon determining the above stated mechanism.
2) Promigas shares shall be sold on a single lot, under the "All or Nothing" modality.
3) The auction process shall be conducted by Bolsa de Valores de Colombia (BVC) (Colombian Stock Exchange).
4) The purchasing price of the shares shall be paid in stock cash in agreement with BVC arrangement and compensation system, on the auction date.
5) The auction shall take place on the date fixed by Corficolombiana, however, in no case later than 2006.
6) Prisma shall submit a valid bid for all the auction shares at the base price.
7) Nor Prisma, nor is main offices or affiliates, either directly or indirectly, shall make any agreement with third parties to buy Promigas shares, other than the one made between Promigas and EMHC Ltda. (EMHC Auction), since the date of the agreement until the auction herein advised.
8) Corficolombiana shall not decide, either directly or indirectly, to sell, transfer, encumber, assign or dispose whatsoever of the shares involved in this auction, until such auction is completed. Under the same terms, it shall not make any agreement with third parties involving its shares in Promigas.
9) The agreement shall be terminated in case any of the following occur:
   a) On December 31, 2006.
   b) If the price proposed by the purchaser is lower than the price proposed by seller, following the mechanism established to define the base price.
   c) Upon decision of Promigas, there is no successful bidder of Promigas shares at the EMHC Auction.

10) During the term of the agreement and after the purchasing of Promigas shares at EMHC Auction, Corficolombiana and Prisma shall jointly control Promigas for six months thereinafter, since the agreement date. This way, the working day following the day when Prisma buys the shares at the RMHC Auction, the parties shall call a Promigas shareholders meeting to propose a joint list to elect the Board of Directors members. It shall be understood that in case either party of the agreement becomes the holder of half plus one of Promigas shares, the joint control shall be automatically terminated and in full right. Neither of the parties shall have the power to sell or encumber Promigas shares owned by the other party.

I hereby certify that the foregoing is a true and accurate translation of its original.



Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No 923437

PREACUERDO DE MARTILLO ENTRE
PRISMA ENERGY INTERNATIONAL INC. Y CORFICOLOMBIANA S.A.

Los representantes de Prisma Energy International Inc. sociedad domiciliada en las Islas Cayman (en adelante "Prisma") y Corporación Financiera Colombiana S.A. en adelante "Corficolombiana" (Nit 890.300.653-6) suscribieron hoy un preacuerdo de martillo, tendiente a la enajenación de 13.211.427 acciones de Promigás S.A. E.S.P. que representan el 9.94% de las acciones en circulación de Promigás, que son propiedad de Corficolombiana.

Las siguientes son las condiciones principales del acuerdo:

1) El precio base de las acciones se determinará promediando las ofertas de compra y venta de las partes, que se cruzarán en una fecha anterior a la publicación del primer aviso del martillo. El precio del martillo será informado al mercado una vez sea determinado por el mecanismo antes señalado.

2) Las Acciones Promigás se venderán en un único lote, bajo la modalidad de "Todo o Nada".

3) El Martillo será conducido por la Bolsa de Valores de Colombia ("BVC").

4) El precio de compra de las acciones será pagadero de contado bursátil en concordancia con el sistema de arreglo y compensación de la BVC, en la misma fecha del martillo.

5) El martillo deberá efectuarse en la fecha que escoja Corficolombiana, y en todo caso dentro del año 2006.

6) Prisma se obliga a presentar postura válida por la totalidad de las acciones del martillo al precio base.

7) Ni Prisma, ni sus matrices o subordinadas, directa o indirectamente, pueden celebrar acuerdo o compromiso con terceros para la adquisición de acciones de Promigás, distinto al celebrado entre Prisma y EMHC Ltd. (el "Martillo EMHC"), desde la fecha de suscripción del acuerdo hasta que se hubiere realizado el martillo aquí informado.

8) Corficolombiana se compromete a no ofrecer, directa ni indirectamente, vender, transferir, hipotecar, gravar, ceder o disponer de las acciones objeto de este martillo, hasta la realización del mismo. En los mismos términos, no celebrará ningún acuerdo ni compromiso con terceros sobre sus acciones en Promigás.

9) El acuerdo se dará por terminado en cualquiera de los siguientes casos:
   a) El 31 de diciembre de 2006.
   b) Si el precio propuesto por el comprador es inferior al precio propuesto por el vendedor, en desarrollo del mecanismo establecido para fijar el precio base.
   c) A voluntad de Prisma, si no resulta adjudicataria de las acciones de Promigas en el Martillo EMHC.

10) Durante la vigencia del acuerdo y luego de la adquisición de las acciones de Promigás en el Martillo EMHC, Corficolombiana y Prisma controlarán conjuntamente a Promigás hasta por un término de seis meses contados desde la fecha del acuerdo. De esta manera, el día hábil siguiente a aquel en que Prisma adquiera las acciones en el Martillo EMHC, las partes solicitarán que se efectúe una asamblea de accionistas de Promigás en la cual propondrán una lista conjunta para elección de miembros de la Junta Directiva. Es entendido, en todo caso, que en el evento de que alguna de las partes del acuerdo llegare a tener la mitad más una de las acciones de Promigás, el control conjunto terminará automáticamente y de pleno derecho. En ningún caso cualquiera de las partes tiene el poder para disponer la enajenación o gravamen de las acciones de Promigás de que sea propietaria la otra parte.

RIDER 7

Board of Directors decisions
Authorized the legal representative to dispose of Promigas shares.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

Relevant Information

The board of directors in its today's extraordinary meeting unanimously authorized the legal representative to make an agreement with Prisma Energy Internacional Inc., intended to sell 13,211,427 shares of Promigas S.A. E.S.P. accounting for 9.94% of its equity share, under the best reasonable conditions.

It also authorized the legal representative to subscribe agreements, including shareholder agreements related to the voting process at the general meetings and the representation of the shares at the meetings, in compliance with the proceedings required by the regulations for these operations.

FERNAN BEJARANO ARIAS
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.



Amalia Correa Young
Vicepresident

FILE No. 823437

Información Relevante

La junta directiva en sesión extraordinaria celebrada el día de hoy, autorizó por unanimidad al representante legal a llegar a acuerdos con la sociedad Prisma Energy Internacional Inc., tendientes a la enajenación de 13.211.427 acciones de promigas S.A. E.S.P. equivalentes al 9.94% del capital social, en las mejores condiciones posibles.

Así mismo autorizó al representante legal para suscribir acuerdos y compromisos, incluyendo la suscripción de acuerdos de accionistas relativos a las votaciones en las asambleas generales y la representación de las acciones en las asambleas, y en las con el cumplimiento de los trámites exigidos por las normas y regulaciones de estas operaciones.

FERNÁN BEJARANO ARIAS
Representante Legal

RIDER 8

Increase of Subscribed and Paid in Capital
Upon making the capitalization resulting from the equity revaluation, the subscribed and paid in capital is the following: Ps. 1,539,972,340, accounting for 144,209,142 common shares and 9,788,092 preferred shares.

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

Increase of Subscribed and Paid in Capital

Upon making the capitalization resulting from the equity revaluation, the subscribed and paid in capital is the following: Ps. 1,539,972,340, accounting for 144,209,142 common shares and 9,788,092 preferred shares.

I hereby certify that the foregoing is a true and accurate translation of its original.



Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

Aumento del Capital Suscrito y Pagado

Una vez efectuada la capitalización producto de la revalorización del patrimonio el capital suscrito y pagado es de $1.539.972.340 representado en 144.209.142 acciones ordinarias y en 9.788.092 acciones preferenciales.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437
RECEIVED
2005 DEC 12 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIDER 9

Spanish and English version of the Certificate by which the Chamber of Commerce of Bogota of the Corporation.

Corficolombiana
Nit 890.300.653-6

CHAMBER OF COMMERCE OF BOGOTA
SALITRE OFFICE

OCTOBER 11, 2006 TIME: 16:16:40

03C74101123506LIR1010

Certificate of existence and legal representation or recording of documents.
The Chamber of Commerce of Bogota, based on the inscriptions of the mercantile register,

Certifies that:

Name: CORPORACION FINANCIERA COLOMBIANA, being able to use the abbreviations, CORFICOLOMBIANA S.A. OR CORFICOL S.A.
Other: 145423
Head Office: Bogota D.C.

Certifies that:

Through public deed No. 0012364. Notary's Office 18 of Bogota, dated December 30, 1005, recorded on December 30, 2005 under Number 01031063, Book IX, the company changed its name: CORPORACION FINANCIERA DEL VALLE S.A. to CORPORACION FINANCIERA COLOMBIANA S.A., being able to use the abbreviated names, CORFICOLOMBIANA S.A. or COFICOL S.A.

Certifies that:

Through public deed No. 979, Notary's Office e8 of Bogota, dated March 22, 2006, recorded on March 30, 2006 under Number 1047269, Book IX, the above mentioned company decided that its name is CORPORACION FINANCIERA COLOMBIANA S.A. being able to use the abbreviated names, CORFICOLOMBIANA S.A. or COFICOL S.A..

Certifies that:

Through public deed No. 12364, Notary's office 18 of Bogota D.C., dated December 30, 3005, recorded on December 30, 2005, under Number 1031063, Book IX, the above referred company moved its headquarters from Cali to Bogota D.C..

Certifies that:

Through public deed No. 12364, Notary's office 18 of Bogota D.C., dated December 30, 3005, recorded on December 30, 2005, under Number 1031063, Book IX, the above referred company, by virtue of the merging, CORPORACION FINANCIERA VALLE S.A. (the absorbing entity), absorbs CORPORACION FINANCIERA COLOMBIANA SA. (the absorbed entity), which is dissolved without liquidation.

Corficolombiana
Nit 890.300.653-6

Certifies that:

Modifications:

Deed	Date	Notary's Office	City	Recording	Date
0001539	1963/03/05	00001	Cali	01031075	2005/12/30
0002394	1965/05/29	00001	Cali	01031076	2005/12/30
0002478	1969/06/20	00001	Cali	01031078	2005/12/30
0001562	1970/04/29	00001	Cali	01031079	2205/12/30
0002096	1970/06/03	00001	Cali	01031081	2005/12/30
0001956	1971/05/19	00001	Cali	01031086	2005/12/30
0001407	1973/05/10	0001	Cali	01031092	2005/12/30
0001533	1976/06/15	0001	Cali	01031094	2005/12/30
0002770	1980/09/30	0001	Cali	01031097	2005/12/30
0002071	1984/08/15	0001	cali	01031099	2005/12/30
0001665	1986/06/11	0001	Cali	01031100	2005/12/30
0001787	1991/06/11	0001	Cali	01031101	2005/12/30
0001365	1992/05/07	0001	Cali	01031102	2005/12/30
0003154	1992/10/13	0001	Cali	01031104	2005/12/30
0001287	1994/04/22	0001	Cali	01031106	2005/12/30
0003339	1996/11/29	0001	Cali	01031107	2005/12/30
0000836	1998/03/20	001	Cali	01031108	2005/12/30
0000973	2001/03/27	0001	Cali	01031109	2005/12/30
0003143	2001/09/26	0001	Cali	01031110	2005/12/30
0002706	2003/07/03	0001	Cali	01031113	2005/12/30
0012364	2005/12/30	0018	Bogota D.C.	01031063	2005/12/30

Amendments:

0000979	2006/03/22	0038	Bogota D.C.	01047269	2006/03/30

Certifies:

That the company is currently in operation, and may continue operating until October 2, 2051.

Certifies that:

Business Purpose: The corporation's business purpose is to carry out all the acts and agreements authorized to this type of loan institution, by the Financial System Organic By-laws or any other special provision or regulation that may substitute, modify or be added to it. In performing its business purpose the corporation may carry out all the acts and agreements that may be necessary to obtain its goals, such us encouraging saving and private investment, develop capital markets, promote organization and reorganization of manufacturing,

agricultural, mining, tourism companies and other industries to which the extension of its services is authorized; to grant loans to such companies, subscribe and maintain the shares on such companies, as well as encouraging third party's participation on their shares. This statement of possibilities shall be understood merely as an example, as the extension of the activities shall be subject to the applicable law and regulations. It may also have a share on the equity of financial service, technical and management companies, under the terms of law 45, 1990 or subsequent regulations. The corporation may not purchase or possess real estate, however for the operation of its own offices and by virtue of the authorization granted by the Bank Superintendent, it may accept real estate as payment of obligations and put them on public auction by reason of mortgages on its favor, and subsequently sell them within the terms indicated by the Bank Superintendent, pursuant to the legal norms. In addition, the corporation shall be subject to the restrictions contained in the regulations that govern its operation.

Certifies that:

Equity:
Authorized capital
Value: Col.Ps 1,600,000,000.oo
Number of shares: 160,000,000.oo
Par value: Col.Ps 10.oo
Subscribed capital
Value: Col.Ps 1,539,972,340.oo
Number of shares: 153,997,234.oo
Par value: Col.Ps 10.oo
Paid-in capital
Value: Col.Ps 1,539,972,340.oo
Number of shares153,997,234.oo
Par value: Col.Ps 10.oo

Certifies that:

BOARD OF DIRECTORS: PRINCIPAL MEMBERS

That through Minute No. 0000061 from the Shareholders' Assembly Meeting held on March 7, 2006, recorded on September 21, 2006, under number 01080176, Book IX, the following individuals were appointed:

NAME	IDENTIFICATION
First Line	
Sarmiento Gutierrez Luis Carlos	C.C. 000019463398
Second line	
Paz Bautista Carlos Arcesio	C.C. 00014962772
Third line	
Figueroa Jaramillo Alejandro Augusto	C.C 0008228877
Fourth line	

Otero Alvarez Efrain | C.C 00014861168
Fifth line
Rincon Gomez Jose Hernan | C.C. 0002905343
Sixth line
Scarpetta Gnecco Mario | C.C. 00016622150
Seventh line
Not held

BOARD OF DIRECTORS: ALTERNATES

That through Minute No. 0000061 of the Shareholders Assembly meeting dated March 7th, 2006, recorded on September 21, 2006, under Number 01080176, Book IX, the following persons were appointed:

NAME	IDENTIFICATION
First Line	
Isaza Delgado Jose Fernando	C.C. 000017143307
Second line	
Villegas Montoya Jorge Ivan	C.C. 00017090722
Third line	
Robledo Uribe Juan Maria	C.C. 00017113328
Fourth line	
Silva Castro Gerardo Jose	C.C. 00019301974
Fifth line	
Velasquez Cock Alvaro	C.C. 0003337554
Sixth line	
Scarpetta Gnecco Consuelo	C.C. 00022393561
Seventh line	
No held	*****************

CERTIFIES:

Powers of the Legal Representative: The Corporation´s President or whoever replaces him, has the following functions: A. Judicially or extrajudicially represent the corporation and use the corporate signature. B. Call the Shareholders´ General Assembly and the Board of Directors to extraordinary meetings when deemed convenient. C. Submit to the Shareholders´ General Assembly at its common meeting a report on the general business operation, any modification introduced and whatever deemed convenient to accomplish in his working methods and about business perspectives. D. Submit jointly with the board of directors, the accounts, inventories, general balance, with a profit distribution project or a payment of liquid losses project, and the report of the previous paragraph. E. Maintain the board of directors informed on a permanent and detailed basis on the business operation and provide them with all the requested information and reports. F. Grant any necessary power for the immediate defense of the corporation´s interests when a suit is filed against it, and advise the board of directors so it can make a final decision about appointing an attorney and his powers. G. Perform and make others perform the decisions from the Shareholders´ General Assembly, the Board of Directors and the committees established, and make sure the employees and other officials of the

corporation timely perform their duties. H. Make all the agreements and perform all the acts intended to meet the corporate purpose; therefore, he may transfer under any title the assets; real estate and pledge them or put them under mortgage; appear at trials, transact and compromise the businesses whatsoever; waive and file any resource; receive any type of money as loan, make bank deposits; grant, write, endorse and discount promissory notes, checks, drafts, bills of exchange and other securities, as well as holding, cash, pay, discharge them, etc; lend money, and in general, represent the company as necessary in order to carry out its corporate purpose, within the powers he has been conferred by the Board of Directors; I. Organize, pursuant to the regulation dictated by the Board, all the matters related to employee compensations, retirement, benefits. J. Appoint the employees that he may consider necessary for the proper development of the operation of the company and whose appointment is not delegated hereby to the Shareholders' General Assembly or the Board of Directors; indicate them their functions and assignments; K. Exercise all the functions delegated by the Board of Directors , the ones conferred by the laws and these by-laws, and those related to the character of his position; and L. Delegate with previous authorization of the Board of directors one or some of his delegable attributions onto one or several officials or employees of the corporation, either transitorily or temporarily. M. Submit to the Board of directors and watch over for the compliance of, specific measures related to the governance of the company, its behavior and information, in order to assure respect for the rights of its investors or any other security issued, the appropriate management of its businesses and public knowledge of the operation. N. Make sure the shareholders and other investors' rights are respected, pursuant to the provisions of the market controlling bodies. O. Provide timely, complete and true information about its financial statements and about its business and managerial behavior, with no prejudice of provision of article 23 and 48, law 222, 1995. P. Compile on a good government code to be submitted to the board of directors for approval, all the regulations and mechanisms required by the law, the regulations, the shareholders' general assembly, the by-laws and in general, all the best corporate good government practices. This code shall be permanently maintained at the corporation's offices and be all the time available to the shareholders and investors.

Certifies:

Statutory Auditor

That through minute No. 057 of the Shareholders' General Assembly, dated march 3, 2004, recorded on December 30, 2005 under Number 01031205, Book IX, the following individuals were appointed:

NAME	IDENTIFICATION
Auditing Firm Deloitte & Touche Ltda	NIT 08600058134

That through private document the following Statutory Auditor was appointed:

MORALES RIVA OSCAR DARIO
Alternate: LOPEZ CASELLA JESUS DARIO

Corficolombiana
NIt 890.300.653-6

Certifies that:

The certified acts that were recorded before December 30, 2005, were recorded with another Chamber of Commerce. The above is in agreement with provisions of paragraph 1.7.1 of the singular circular letter of Superintendencia de Industria y Comercio.

Certifies that:

Address for legal notice: Cr. 13 No.24 65 P 8
City: Bogota D.C.
Commercial Address: Cr 13 No.24 65 P 8
City: Bogota D.C.
e-mail: fernan.bejarano@corficolombiana.com.co

Certifies that:

Through private document issued in Bogota D.C., dated July 31, 1996, recorded on August 5, 1996, under number 0549021, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Plantaciones Unipalma de los lanos S.A.
  Domicile: Bogota D.C.
- Colombiana de Licitaciones y Concesiones Limitada
  Domicile: Bogota D.C.

That through private document issued in Bogota D.C., dated July 31, 1996, recorded on August 6, 1996, under number 0549365, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombiana S.A., that may use the abbreviated names CORFICOLOMBIANA or CORFICOL S.A., with respect to the following subordinated entities:

- Tejidos Sintetitos de Colombia & Tesicol S.A.
  Domicile: Bucaramanga (Santander)

Through private document issued in Bogota D.C., dated June 8, 1999, recorded on June 16, 1999, under number 00684263, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Hatovial S.A.
  Domicile: Medellin (Antioquia)

Through private document issued in Bogota D.C., dated June 22, 1999, recorded on July 16, 1999, under number 00688372, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Promotora Inmobiliaria La Esperanza S.A. Pila S.A.

Domicile: Bogota S.A.

Through private document issued in Bogota D.C., dated June 21, 1999, recorded on August 20, 1999, under number 00692706, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Estudios Proyectos e Inversiones de los Andes S.A. Epiandes S.A

Domicile: Bogota D.C.

Through private document issued in Bogota D.C., dated June 24, 2002, recorded on June 26, 2002, under number 00833008, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Promotora de y Comercializadora Turistica Santamar S.A.

Domicile: Bucaramanga (Santander)

Through private document issued in Bogota D.C., dated July 2, 2003, recorded on July 15, 2003, under number 00888568, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Huevos de Oro Ltda..

Domicile: Bogota D.C.

Through private document issued in Bogota D.C., dated September 19, 2003, recorded on October 8, 2003, under number 00901329, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Concesionaria Vial de los Andres S.A. Coviandes S.A.

Domicile: Bogota D.C.

Through private document from the legal representative in Cali (Valle del Cauca), dated August 1, 1996, recorded on January 25, 2006, under number 001034678, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Molino Pajonales S.A.

Domicile: Lerida (Tolima)

- CI Confecciones y Textiles Internacionales S.A. CI Intercontext .

Domicile: Cali (Valle del Cauca)

- Compañia Agropecuaria e Industrial Pajonales S.A.

Domicile: Ibague (Tolima)

- Mavalle Ltda.

Domicile: Cali (Valle del Cauca)

- Demostadora del Norte del Tolima S.A.

Domicile: Ambalema (Tolima)

- Hoteles Estelar S.A.

Domicile: Cali (Valle de Cauca)

- Compañia de Inversiones del Valle Ltda.

Domicile: Cali (Valle del Cauca)
- Casa de Bolsa S.A.
Domicile: Cali (Valle del Cauca)
- Fiduciaria del Valle S.A. Fiduvalle S.A.
Domicile: Cali (Valle del Cauca)
- Textiles El Cedro S.A.
Domicile: Cali (Valle del Cauca)
- Valle Bursátiles S.A.
Domicile: Cali (Valle del Cauca)
- Leasing del Valle S.A. Compañía de Financiamiento Comercial
Domicile: Cali (Valle del Cauca)
Through private document from the legal representative in Cali (Valle del Cauca), dated July 7, 2003, recorded on January 25, 2006, under number 001034681, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:
- Lloreda S.A.
Domicile: Yumbo (Valle del Cauca)
- Agromaquinas S.A.
Domicile: Ambalema (Tolima)
Through private document from the legal representative in Cali (Valle del Cauca), dated March 6, 2000, recorded on January 25, 2006, under number 001034683, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:
- Proyectos de Energia S.A.
Domicile: Cali (Valle del Cauca)
Through private document from the legal representative in Cali (Valle del Cauca), dated November 10, 2005, recorded on January 25, 2006, under number 001034687, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:
- Proyectos de Infraestructura S.A. Pisa
Domicile: Cali (Valle del Cauca)
Through private document from the legal representative in Bogota D.C. dated January 24, 2006, recorded on January 25, 2006, under number 001034705, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:
- General de Inversiones S.A.
Domicile: Cali (Valle del Cauca)
Through private document from the legal representative in Cali (Valle del Cauca). dated December 2, 2004, recorded on February 9, 2006, under number 001037783, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Banco Corfivalle (Panama) S.A.

Domicile: Abroad

Through private document from the legal representative in Bogota D.C. dated March 8, 2006, recorded on March 13, 2006, under number 01043564, Book IX, a controlling situation has been configured by the head office: Corporacion Financiera Colombia S.A., that may use the abbreviated name CORFICOLOMBIANA S.A. or CORFICOL S.A., with respect to the following subordinated entities:

- Frigorificos Colombianos S.A.

Domicile: Bogota D.C.

Through private document from the legal representative in Bogota D.C. dated January 2, 2006, recorded on January 3, 2006, under number 001034705, Book IX, a controlling situation has been configured with the referred company.

CERTIFIES:

CONTROLLING SITUATION CLARIFICATION

CERTIFIES:

That the controlling situation recorded under No. 1034678, Book IX, exercised on the company Valle Bursatiles S.A., contains the following controlling provision: CFC, through its affiliate companies Compañia Agropecuaria e Industrial Pajonales S.A., Molinos Pajonales S.A. and Desmotadora del Norte S.A. jointly with its direct share, it also owns over 50% of the subscribed and paid in capital in Valle Bursatiles S.A.

Certifies:

That the controlling situation recorded under No. 1034681, Book IX, exercised on the company Agrocaminas S.A., contains the following controlling provision: CFC, through its affiliate companies Compañia Agropecuaria e Industrial Pajonales S.A., Desmotadora del Norte S.A and Molinos Pajonales S.A.

Certifies:

That by virtue of the merging the controlling situation exercised by Corficolombiana S.A. on the Company Tejidos Sinteticos de Colombia S.A. (Subordinated) will be finally exercised by the absorbing company.

Certifies:

That by virtue of the merging the controlling situation exercised by Corficolombiana S.A. on the Company Hatovial S.A. (Subordinated) will be finally exercised by the absorbing company.

Certifies:

That by virtue of the merging the controlling situation exercised by Corficolombiana S.A. on the Company Huevos de Oro Ltda. (Subordinated) will be finally exercised by the absorbing company.

Certifies:

That by virtue of the merging the controlling situation exercised by Corficolombiana S.A. on the Companies Plantaciones Unipalma de los Llanos S.A. and Colombiana de Licitaciones y Concesiones Ltda (Subordinated) will be finally exercised by the absorbing company.

Certifies:

That by virtue of the merging the controlling situation exercised by Corficolombiana S.A. on the Company Promotora Inmobiliaria la Esperanza S.A. Pila S.A. (Subordinated) will be finally exercised by the absorbing company.

Certifies:

That by virtue of the merging the controlling situation exercised by Corficolombiana S.A. on the Company Concesionaria Vial de los Andes S.A. Coviandes S.A (Subordinated) will be finally exercised by the absorbing company.

Certifies:

That by virtue of the merging the controlling situation exercised by Corficolombiana S.A. on the Company Promotora y Comercializadora Turistica Santamar S.A. . (Subordinated) will be finally exercised by the absorbing company.

Certifies:

That by virtue of the merging the controlling situation exercised by Corficolombiana S.A. on the Company Estudios Proyectos e Inversiones de los Andes S.A. Epiandes S.A. (Subordinated) will be finally exercised by the absorbing company.

Certifies:

Purusant to provisions of Law 962, 2005, the registration acts herein certified become effective five (5) working days after the recording date, as long as they are not subject to any resource.

COMPLEMENTARY INFORMATION

The following data on the RIT and District Planning are for information purposes.
Tax payer recorded in the RIT registration. Recording date 2006/02/15.
Date information was sent to District Planning: January 18, 2006.

The Secretary of the Chamber of Commerce.

Value: Ps.2.900.oo


Corficolombiana
Nit 890.300.653-6

The Secretary of the Chamber of Commerce

Value: Col.Ps 2,700.oo

Pursuant to Decree 2150, 1995, and the authorization issued by Superintendencia de Industria y Comercio, through communication letter dated November 18, 1996, the signature below is fully valid for all legal effects.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com



CAMARA DE COMERCIO DE BOGOTA

SEDE SALITRE

11 DE OCTUBRE DE 2006 HORA 16:16:40

03C74101123506LIR1010 HOJA : 001

* *

CERTIFICADO DE EXISTENCIA Y REPRESENTACION LEGAL O INSCRIPCION DE DOCUMENTOS.

LA CAMARA DE COMERCIO DE BOGOTA, CON FUNDAMENTO EN LAS MATRICULAS E INSCRIPCIONES DEL REGISTRO MERCANTIL,

CERTIFICA :

NOMBRE : CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A

N.I.T. : 890300653-6, REGIMEN COMUN.

DOMICILIO : BOGOTA D.C.

CERTIFICA :

MATRICULA NO. 01554626

CERTIFICA :

CERTIFICA :

QUE POR ESCRITURA PUBLICA NO. 0012364 DE NOTARIA 18 DE BOGOTA D.C. DEL 30 DE DICIEMBRE DE 2005 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031063 DEL LIBRO IX, LA SOCIEDAD CAMBIO SU NOMBRE DE : CORPORACION FINANCIERA DEL VALLE S A POR EL DE : CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A

CERTIFICA:

QUE POR ESCRITURA PUBLICA NO. 979 DE LA NOTARIA 38 DE BOGOTA D.C. DEL 22 DE MARZO DE 2006, INSCRITA EL 30 DE MARZO DE 2006 BAJO EL NUMERO 1047269 DEL LIBRO IX, LA SOCIEDAD FIJO SU NOMBRE EN CORPORACION FINANCIERA COLOMBIANA S.A. PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S.A. O CORFICOL S.A.

CERTIFICA :

QUE POR ESCRITURA PUBLICA NO. 12364 DE LA NOTARIA 18 DE BOGOTA D.C., DEL 30 DE DICIEMBRE DE 2005, INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 1031063 DEL LIBRO IX, LA SOCIEDAD DE LA REFERENCIA TRASLADO SU DOMICILIO DE LA CIUDAD DE CALI A LA CIUDAD DE: BOGOTA D.C.

CERTIFICA :

QUE POR ESCRITURA PUBLICA NO. 12364 DE LA NOTARIA 18 DE BOGOTA D.C., DEL 30 DE DICIEMBRE DE 2005, INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 1031063 DEL LIBRO IX, EN VIRTUD DE LA FUSION LA SOCIEDAD CORPORACION FINANCIERA DEL VALLE S A (ABSORBENTE) ABSORBE A LA SOCIEDAD CORPORACION FINANCIERA COLOMBIANA S A (ABSORBIDA) QUE SE DISUELVE SIN LIQUIDARSE.

CERTIFICA :

REFORMAS:

ESCRITURA	FECHA	NOTARIA	CIUDAD	INSCRIPCION	FECHA
0001539	1963/03/05	00001	CALI (VALLE DEL	01031075	2005/12/30
0002394	1965/05/29	00001	CALI (VALLE DEL	01031076	2005/12/30
0002478	1969/06/20	00001	CALI (VALLE DEL	01031078	2005/12/30
0001562	1970/04/29	00001	CALI (VALLE DEL	01031079	2005/12/30
0002096	1970/06/03	00001	CALI (VALLE DEL	01031081	2005/12/30

0001956	1971/05/19	00001 CALI (VALLE DEL	01031086	2005/12/30
0001407	1973/05/10	00001 CALI (VALLE DEL	01031092	2005/12/30
0001533	1976/06/15	00001 CALI (VALLE DEL	01031094	2005/12/30
0002770	1980/09/30	00001 CALI (VALLE DEL	01031097	2005/12/30
0002071	1984/08/15	00001 CALI (VALLE DEL	01031099	2005/12/30
0001665	1986/06/11	00001 CALI (VALLE DEL	01031100	2005/12/30
0001787	1991/06/11	00001 CALI (VALLE DEL	01031101	2005/12/30
0001365	1992/05/07	00001 CALI (VALLE DEL	01031102	2005/12/30
0003154	1992/10/13	00001 CALI (VALLE DEL	01031104	2005/12/30
0001287	1994/04/22	00001 CALI (VALLE DEL	01031106	2005/12/30
0003339	1996/11/29	00001 CALI (VALLE DEL	01031107	2005/12/30
0000836	1998/03/20	00001 CALI (VALLE DEL	01031108	2005/12/30
0000973	2001/03/27	00001 CALI (VALLE DEL	01031109	2005/12/30
0003143	2001/09/26	00001 CALI (VALLE DEL	01031110	2005/12/30
0002706	2003/07/03	00001 CALI (VALLE DEL	01031113	2005/12/30
0012364	2005/12/30	00018 BOGOTA D.C.	01031063	2005/12/30

CERTIFICA :

REFORMAS:

ESCRITURA	FECHA	NOTARIA CIUDAD	INSCRIPCION	FECHA
0000979	2006/03/22	00038 BOGOTA D.C.	01047269	2006/03/30

CERTIFICA :

VIGENCIA: QUE LA SOCIEDAD NO SE HALLA DISUELTA. DURACION HASTA EL 2 DE OCTUBRE DE 2051 .

CERTIFICA :

OBJETO SOCIAL : LA CORPORACION TENDRA POR OBJETO LA REALIZACION DE TODOS LOS ACTOS Y CONTRATOS AUTORIZADOS A ESTA CLASE DE ESTABLECIMIENTOS DE CREDITO POR EL ESTATUTO ORGANICO DEL SISTEMA FINANCIERO O AQUELLAS OTRAS DISPOSICIONES ESPECIALES O NORMAS QUE LOS SUSTITUYAN, MODIFIQUEN O ADICIONEN. EN DESARROLLO DEL OBJETO SOCIAL LA CORPORACION PODRA REALIZAR TODOS LOS ACTOS Y CONTRATOS NECESARIOS PARA LOGRAR SU FINALIDAD, COMO FOMENTAR EL AHORRO Y LA INVERSION PRIVADAS, DESARROLLAR EL MERCADO DE CAPITALES, PROMOVER LA ORGANIZACION Y REORGANIZACION DE EMPRESAS MANUFACTURERAS, AGROPECUARIAS, MINERAS, TURISTICAS Y OTROS SECTORES A LOS CUALES SE AUTORICE LA EXTENSION DE SUS SERVICIOS; OTORGAR CREDITOS A DICHAS EMPRESAS, SUSCRIBIR Y CONSERVAR ACCIONES O PARTES DE INTERES SOCIAL EN LAS MISMAS, ASI COMO PROPICIAR LA PARTICIPACION DE TERCEROS EN EL CAPITAL DE ELLAS, ENTENDIENDOSE ESTA ENUNCIACION DE ACTIVIDADES COMO MERO EJEMPLO, PUES LA EXTENSION DE LAS MISMAS ESTARA DADA POR LA LEY O NORMAS SOBRE LA MATERIA. IGUALMENTE PODRA PARTICIPAR EN EL CAPITAL DE SOCIEDADES DE SERVICIOS FINANCIEROS, TECNICOS O ADMINISTRATIVOS EN LOS TERMINOS INDICADOS EN LA LEY 45 DE 1990 O NORMAS POSTERIORES. LA CORPORACION NO PODRA ADQUIRIR NI POSEER BIENES RAICES, SINO PARA EL FUNCIONAMIENTO DE SUS PROPIAS OFICINAS Y EN VIRTUD DE AUTORIZACION QUE AL EFECTO LE CONCEDA EL SUPERINTENDENTE FINANCIERO; PERO SI PUEDE ACEPTARLOS EN PAGO DE OBLIGACIONES A SU FAVOR Y REMATARLOS EN SUBASTA PUBLICA POR RAZON DE HIPOTECAS CONSTITUIDAS A SU FAVOR, PARA VENDERLOS POSTERIORMENTE DENTRO DE LOS PLAZOS LEGALES. ASI MISMO, LA CORPORACION ESTARA SOMETIDA A LAS LIMITACIONES CONSIGNADAS EN LAS NORMAS QUE REGULAN SU FUNCIONAMIENTO.

CERTIFICA :

CAPITAL:

** CAPITAL AUTORIZADO **

VALOR :$1,600,000,000.00

NO. DE ACCIONES:160,000,000.00



* *

VALOR NOMINAL :$10.00

** CAPITAL SUSCRITO **

VALOR :$1,539,972,340.00
NO. DE ACCIONES:153,997,234.00
VALOR NOMINAL :$10.00

** CAPITAL PAGADO **

VALOR :$1,539,972,340.00
NO. DE ACCIONES:153,997,234.00
VALOR NOMINAL :$10.00

CERTIFICA :

** JUNTA DIRECTIVA: PRINCIPAL(ES) **

QUE POR ACTA NO. 0000061 DE ASAMBLEA DE ACCIONISTAS DEL 7 DE MARZO DE 2006 , INSCRITA EL 21 DE SEPTIEMBRE DE 2006 BAJO EL NUMERO 01080176 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
PRIMER RENGLON	
SARMIENTO GUTIERREZ LUIS CARLOS	C.C.00019463398
SEGUNDO RENGLON	
PAZ BAUTISTA CARLOS ARCESIO	C.C.00014962772
TERCER RENGLON	
FIGUEROA JARAMILLO ALEJANDRO AUGUSTO	C.C.00008228877
CUARTO RENGLON	
OTERO ALVAREZ EFRAIN	C.C.00014961168
QUINTO RENGLON	
RINCON GOMEZ JOSE HERNAN	C.C.00002905343
SEXTO RENGLON	
SCARPETTA GNECCO MARIO	C.C.00016622150
SEPTIMO RENGLON	
SIN POSESION	*****************

** JUNTA DIRECTIVA: SUPLENTE(S) **

QUE POR ACTA NO. 0000061 DE ASAMBLEA DE ACCIONISTAS DEL 7 DE MARZO DE 2006 , INSCRITA EL 21 DE SEPTIEMBRE DE 2006 BAJO EL NUMERO 01080176 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
PRIMER RENGLON	
ISAZA DELGADO JOSE FERNANDO	C.C.00017143307
SEGUNDO RENGLON	
VILLEGAS MONTOYA JORGE IVAN	C.C.00017090722
TERCER RENGLON	
ROBLEDO URIBE JUAN MARIA	C.C.00017113328
CUARTO RENGLON	
SILVA CASTRO GERARDO JOSE	C.C.00019301974
QUINTO RENGLON	
VELASQUEZ COCK ALVARO	C.C.00003337554
SEXTO RENGLON	
SCARPETTA GNECCO CONSUELO	C.C.00022393561

SEPTIMO RENGLON
SIN POSESION ******************

CERTIFICA :

REPRESENTACION LEGAL: EL GOBIERNO, LA ADMINISTRACION Y REPRESENTACION DE LA CORPORACION ESTARAN A CARGO DEL PRESIDENTE, QUIEN ES REEMPLAZADO EN SUS FALTAS ABSOLUTAS, TEMPORALES O ACCIDENTALES POR LOS VICEPRESIDENTES DESIGNADOS POR LA JUNTA DIRECTIVA. LA CORPORACION PODRA TENER UNO O MAS VICEPRESIDENTES EJECUTIVOS Y UNO O VARIOS VICEPRESIDENTES CUANDO LA JUNTA DIRECTIVA ESTIME CONVENIENTE LA CREACION DE TALES CARGOS.

CERTIFICA :

FACULTADES DEL REPRESENTANTE LEGAL: SON FUNCIONES DEL PRESIDENTE DE LA CORPORACION, O DE QUIEN HAGA SUS VECES, LAS SIGUIENTES: A. REPRESENTAR A LA CORPORACION JUDICIAL O EXTRAJUDICIALMENTE Y USAR LA FIRMA SOCIAL. B. CONVOCAR A LA ASAMBLEA GENERAL DE ACCIONISTAS Y A LA JUNTA DIRECTIVA A REUNIONES EXTRAORDINARIAS CUANDO LO JUZGUE CONVENIENTE. C. PRESENTAR A LA ASAMBLEA GENERAL DE ACCIONISTAS EN SUS SESIONES ORDINARIAS UN INFORME DETALLADO SOBRE LA MARCHA GENERAL DE LOS NEGOCIOS Y EMPRESAS SOCIALES, SOBRE LAS REFORMAS INTRODUCIDAS Y LAS QUE A SU JUICIO SEA INCONVENIENTE ACOMETER EN SUS METODOS DE TRABAJO Y SOBRE LAS PERSPECTIVAS DE LOS MISMOS NEGOCIOS. D. PRESENTAR CONJUNTAMENTE CON LA JUNTA DIRECTIVA, LAS CUENTAS, INVENTARIOS, Y BALANCE GENERAL DE CADA EJERCICIO, CON UN PROYECTO DE DISTRIBUCION DE UTILIDADES O DE CANCELACION DE PERDIDAS LIQUIDAS Y EL INFORME DE QUE TRATA EL NUMERAL ANTERIOR. E. MANTENER A LA JUNTA DIRECTIVA PERMANENTEMENTE Y DETALLADAMENTE INFORMADA SOBRE LA MARCHA DE LOS NEGOCIOS SOCIALES Y SUMINISTRARLES TODOS LOS DATOS E INFORMES QUE LE SOLICITEN. F. OTORGAR LOS PODERES NECESARIOS PARA LA INMEDIATA DEFENSA DE LOS INTERESES SOCIALES CUANDO LA CORPORACION SEA DEMANDADA E INFORMAR A LA JUNTA DIRECTIVA PARA QUE ESTA DECIDA LO DEFINITIVO ACERCA DEL NOMBRAMIENTO DEL APODERADO Y DE SUS FACULTADES. G. CUMPLIR Y HACER CUMPLIR LAS DECISIONES DE LA ASAMBLEA GENERAL DE ACCIONISTAS, DE LA JUNTA DIRECTIVA Y DE LOS COMITES QUE ESTA CREE Y VELAR PORQUE LOS EMPLEADOS Y DEMAS FUNCIONARIOS DE LA SOCIEDAD CUMPLAN OPORTUNAMENTE LOS DEBERES DE SU CARGO. H. CELEBRAR TODOS LOS CONTRATOS Y EJECUTAR TODOS LOS ACTOS QUE TIENDAN AL CUMPLIMIENTO DEL OBJETO SOCIAL; POR TANTO PODRA ENAJENAR A CUALQUIER TITULO LOS BIENES SOCIALES; MUEBLES E INMUEBLES Y DARLOS EN PRENDA O HIPOTECA; COMPARECER EN JUICIO, TRANSIGIR Y COMPROMETER LOS NEGOCIOS SOCIALES, DE CUALQUIERA NATURALEZA QUE FUEREN; DESISTIR, INTERPONER TODO GENERO DE RECURSOS; RECIBIR EN MUTUO CUALQUIER CANTIDAD DE DINERO, HACER DEPOSITOS EN BANCOS Y AGENCIAS BANCARIAS; OTORGAR, GIRAR, ENDOSAR Y DESCONTAR PAGARES, LETRAS DE CAMBIO, CHEQUES, GIROS, LIBRANZAS Y DEMAS TITULOS VALORES; ASI COMO TENERLOS, COBRARLOS, PAGARLOS, DESCARGARLOS, ETC; DAR DINERO A TITULO DE MUTUO Y EN GENERAL LLEVAR LA REPRESENTACION EN TODOS LOS ACTOS NECESARIOS PARA EL DESARROLLO DEL OBJETO SOCIAL, DENTRO DE LAS FACULTADES QUE PARA TAL EFECTO LE SEÑALE LA JUNTA DIRECTIVA; I. ORGANIZAR, DE ACUERDO CON LA REGLAMENTACION QUE DICTE LA JUNTA DIRECTIVA, TODO LO RELATIVO A RECOMPENSAS, JUBILACIONES, AUXILIOS Y PRESTACIONES SOCIALES DE LOS EMPLEADOS. J. DESIGNAR LOS EMPLEADOS QUE CONSIDERE NECESARIOS PARA LA BUENA MARCHA DE LA CORPORACION Y CUYO NOMBRAMIENTO NO ESTE DELEGADO POR ESTOS ESTATUTOS A LA ASAMBLEA GENERAL DE ACCIONISTAS O A LA JUNTA DIRECTIVA, SEÑALARLES SUS FUNCIONES Y


CAMARA
DE COMERCIO DE BOGOTA



DARLES SUS ASIGNACIONES; K. EJERCER TODOS LAS FUNCIONES QUE LE DELEGUE LA JUNTA DIRECTIVA, LAS QUE LE CONFIEREN LAS LEYES Y ESTOS ESTATUTOS; Y AQUELLAS QUE POR LA NATURALEZA DE SU CARGO LE CORRESPONDEN; Y L. DELEGAR CON LA PREVIA AUTORIZACION DE LA JUNTA DIRECTIVA, ALGUNA O ALGUNAS DE SUS ATRIBUCIONES DELEGABLES EN UNO O EN VARIOS DE LOS FUNCIONARIOS O EMPLEADOS DE LA CORPORACION, TRANSITORIA O PERMANENTEMENTE. M. PRESENTAR A LA JUNTA DIRECTIVA Y VELAR POR SU PERMANENTE CUMPLIMIENTO, LAS MEDIDAS ESPECIFICAS RESPECTO DEL GOBIERNO DE LA SOCIEDAD, SU CONDUCTA Y SU INFORMACION, CON EL FIN DE ASEGURAR EL RESPETO DE LOS DERECHOS DE QUIENES INVIERTAN EN SUS ACCIONES O EN CUALQUIER OTRO VALOR QUE EMITAN, LA ADECUADA ADMINISTRACION DE SUS ASUNTOS Y EL CONOCIMIENTO PUBLICO DE SU GESTION. N. ASEGURAR EL RESPETO DE LOS DERECHOS DE LOS ACCIONISTAS Y DEMAS INVERSIONISTAS EN VALORES, DE ACUERDO CON LOS PARAMETROS FIJADOS POR LOS ORGANOS DE CONTROL DEL MERCADO. Ñ. SUMINISTRAR AL MERCADO INFORMACION OPORTUNA, COMPLETA Y VERAZ SOBRE SUS ESTADOS FINANCIEROS Y SOBRE SU COMPORTAMIENTO EMPRESARIAL Y ADMINISTRATIVO, SIN PERJUICIO DE LO ESTABLECIDO POR LOS ARTICULOS 23 Y 48 DE LA LEY 222 DE 1995. O. COMPILAR EN UN CODIGO DE BUEN GOBIERNO QUE SE PRESENTARA A LA JUNTA DIRECTIVA PARA SU APROBACION, TODAS LAS NORMAS Y MECANISMOS EXIGIDOS POR LA LEY, LOS REGLAMENTOS, LA ASAMBLEA GENERAL DE ACCIONISTAS, LOS ESTATUTOS, Y EN GENERAL LAS MEJORES PRACTICAS DE BUEN GOBIERNO CORPORATIVO. ESTE CODIGO DEBERA MANTENERSE PERMANENTEMENTE EN LAS INSTALACIONES DE LA CORPORACION A DISPOSICION DE LOS ACCIONISTAS E INVERSIONISTAS PARA SU CONSULTA. FUNCIONES DE LA JUNTA DIRECTIVA: D. DECRETAR EL ESTABLECIMIENTO Y LA SUPRESION DE SUCURSALES DENTRO DEL TERRITORIO NACIONAL O FUERA DE EL, PREVIO EL CUMPLIMIENTO DE LOS REQUISITOS ESTABLECIDOS EN LA LEY; Y SEÑALAR LOS PODERES Y ATRIBUCIONES DEL ADMINISTRADOR Y DEL COMIT? ASESOR DE ESTE, SI JUZGA CONVENIENTE CREAR EL COMIT?, ASI COMO REGLAMENTAR EL FUNCIONAMIENTO DE CADA SUCURSAL. ASI MISMO ORDENAR LA APERTURA O SUPRESION DE AGENCIAS O DEPENDENCIAS DE LA CORPORACION EN CUALQUIER LUGAR. I) AUTORIZAR LA CONTRATACION DE EMPRESTITOS NACIONALES O EXTRANJEROS Y LA EMISION DE BONOS, SEÑALANDO EL MONTO DE LOS MISMOS, EL VALOR NOMINAL DE CADA BONO, EN LUGAR Y FORMA DE PAGO, EL SISTEMA DE AMORTIZACION Y LAS DEMAS CONDICIONES DE EMOCION. L) AUTORIZAR AL PRESIDENTE DE LA CORPORACION PARA GRAVAR, HIPOTECAR, O DAR EN PRENDA LOS BIENES RAICES O MUEBLES DE LA SOCIEDAD. M) DECIDIR SI LAS DIFERENCIAS QUE OCURRAN CON MOTIVO DEL EJERCICIO SOCIAL SE COMPROMETEN O TRANSIGEN ; Y, AUTORIZAR AL PRESIDENTE DE TALES CONTRATOS Y LA REALIZACION DE LOS ACTOS QUE ELLOS IMPLIQUEN. CUANDO HAYA DIFERENCIAS ENTRE LA CORPORACION Y UNO DE SUS ACCIONISTAS CON MOTIVO DEL CONTRATO SOCIAL, NOMBRAR EL ARBITROS O ARBITROS QUE AQUELLA DEBE DESIGNAR Y EL APODERADO QUE LA DEBE REPRESENTAR ANTE

EL TRIBUNAL DE ARBITRAMENTO , N) FACULTAR AL PRESIDENTE DE LA CORPORACION PARA QUE CELEBRE TODO ACTO O CONTRATO, DISTINTOS DE LOS INDICADOS EN LOS LITERALES ANTERIORES. NO OBSTANTE LA JUNTA DIRECTIVA PODRA FACULTAR AL PRESIDENTE PARA QUE CELEBRE LIBREMENTE ACTOS O CONTRATOS EN LAS CUANTIAS QUE ESTIME CONVENIENTES ; O) AUTORIZAR AL PRESIDENTE PARA QUE EN FORMA PERMANENTE O TRANSITORIA, DELEGUE ALGUNA O ALGUNAS DE SUS ATRIBUCIONES O FUNCIONES EN UNO O VARIOS DE LOS FUNCIONARIOS O EMPLEADOS DE LA CORPORACION.

CERTIFICA :

** REVISOR FISCAL: **

QUE POR ACTA NO. 0000057 DE ASAMBLEA DE ACCIONISTAS DEL 3 DE MARZO DE 2004 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031205 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
REVISOR FISCAL (FIRMA AUDITORA)	
DELOITTE & TOUCHE LTDA	N.I.T.08600058134

QUE POR DOCUMENTO PRIVADO NO. 0000000 DE REVISOR FISCAL DEL 26 DE MAYO DE 2004 , INSCRITA EL 3 DE ENERO DE 2006 BAJO EL NUMERO 01031609 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
REVISOR FISCAL PRINCIPAL	
MORALES RIVERA OSCAR DARIO	C.C.00016204082
REVISOR FISCAL SUPLENTE	
LOPEZ CASELLA JESUS DARIO	C.C.00016789097

CERTIFICA :

LOS ACTOS CERTIFICADOS Y QUE FUERON INSCRITOS CON FECHA ANTERIOR AL 30 DE DICIEMBRE DE 2005, FUERON INSCRITOS PREVIAMENTE POR OTRA CAMARA DE COMERCIO. LO ANTERIOR DE ACUERDO A LO ESTABLECIDO POR EL NUMERAL 1.7.1 DE LA CIRCULAR UNICA DE LA SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO.

CERTIFICA :

DIRECCION DE NOTIFICACION JUDICIAL : CR 13 NO. 26-45 P 3
MUNICIPIO : BOGOTA D.C.
DIRECCION COMERCIAL : CR 13 NO. 26-45 P 3, 7 Y 8
MUNICIPIO : BOGOTA D.C.
E-MAIL : corficolombiana@corficolombiana.com.co

CERTIFICA :

QUE POR DOCUMENTO PRIVADO DE BOGOTA D.C. DEL 31 DE JULIO DE 1996 , INSCRITO EL 5 DE AGOSTO DE 1996 BAJO EL NUMERO 00549021 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- PLANTACIONES UNIPALMA DE LOS LLANOS S A
DOMICILIO : BOGOTA D.C.
- COLOMBIANA DE LICITACIONES Y CONCESIONES LIMITADA
DOMICILIO : BOGOTA D.C.

QUE POR DOCUMENTO PRIVADO DE BOGOTA D.C. DEL 31 DE JULIO DE 1996 , INSCRITO EL 6 DE AGOSTO DE 1996 BAJO EL NUMERO 00549365 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- TEJIDOS SINTETICOS DE COLOMBIA S A TESICOL S A
DOMICILIO : BUCARAMANGA (SANTANDER)

QUE POR DOCUMENTO PRIVADO DE BOGOTA D.C. DEL 8 DE JUNIO DE 1999




, INSCRITO EL 16 DE JUNIO DE 1999 BAJO EL NUMERO 00684263 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- HATOVIAL S A
DOMICILIO : MEDELLIN (ANTIOQUIA)
QUE POR DOCUMENTO PRIVADO DE BOGOTA D.C. DEL 22 DE JUNIO DE 1999 , INSCRITO EL 16 DE JULIO DE 1999 BAJO EL NUMERO 00688372 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- PROMOTORA INMOBILIARIA LA ESPERANZA S A PILA S A
DOMICILIO : BOGOTA D.C.
QUE POR DOCUMENTO PRIVADO DE BOGOTA D.C. DEL 21 DE JUNIO DE 1999 , INSCRITO EL 20 DE AGOSTO DE 1999 BAJO EL NUMERO 00692706 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- ESTUDIOS PROYECTOS E INVERSIONES DE LOS ANDES S A EPIANDES S A
DOMICILIO : BOGOTA D.C.
QUE POR DOCUMENTO PRIVADO DE REPRESENTACION LEGAL DE BOGOTA D.C. DEL 24 DE JUNIO DE 2002 , INSCRITO EL 26 DE JUNIO DE 2002 BAJO EL NUMERO 00833008 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- PROMOTORA DE Y COMERCIALIZADORA TURISTICA SANTAMAR S A
DOMICILIO : BUCARAMANGA (SANTANDER)
QUE POR DOCUMENTO PRIVADO DE BOGOTA D.C. DEL 2 DE JULIO DE 2003 , INSCRITO EL 15 DE JULIO DE 2003 BAJO EL NUMERO 00888568 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- HUEVOS DE ORO LTDA
DOMICILIO : BOGOTA D.C.
QUE POR DOCUMENTO PRIVADO DE BOGOTA D.C. DEL 19 DE SEPTIEMBRE DE 2003 , INSCRITO EL 8 DE OCTUBRE DE 2003 BAJO EL NUMERO 00901329 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:

- CONCESIONARIA VIAL DE LOS ANDES S A COVIANDES S A
DOMICILIO : BOGOTA D.C.
QUE POR DOCUMENTO PRIVADO DE REPRESENTANTE LEGAL DE CALI (VALLE DEL) DEL 1 DE AGOSTO DE 1996 , INSCRITO EL 25 DE ENERO DE 2006 BAJO EL NUMERO 01034678 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- MOLINO PAJONALES S A
DOMICILIO : LERIDA (TOLIMA)
- CI CONFECCIONES Y TEXTILES INTERNACIONALES S A CI INTERCONTEXT
DOMICILIO : CALI (VALLE DEL)
- COMPAÑIA AGROPECUARIA E INDUSTRIAL PAJONALES S A
DOMICILIO : IBAGUE (TOLIMA)
- MAVALLE LTDA
DOMICILIO : CALI (VALLE DEL)
- DESMOTADORA DEL NORTE DEL TOLIMA S A
DOMICILIO : AMBALEMA (TOLIMA)
- HOTELES ESTELAR S A
DOMICILIO : CALI (VALLE DEL)
- COMPAÑIA DE INVERSIONES DEL VALLE LTDA
DOMICILIO : CALI (VALLE DEL)
- CASA DE BOLSA S A
DOMICILIO : CALI (VALLE DEL)
- FIDUCIARIA DEL VALLE S A FIDUVALLE S A
DOMICILIO : CALI (VALLE DEL)
- TEXTILEX EL CEDRO S A
DOMICILIO : CALI (VALLE DEL)
- VALLE BURSATILES S A
DOMICILIO : CALI (VALLE DEL)
- LEASING DEL VALLE S A COMPAÑIA DE FINANCIAMIENTO COMERCIAL
DOMICILIO : CALI (VALLE DEL)
QUE POR DOCUMENTO PRIVADO DE REPRESENTANTE LEGAL DE CALI (VALLE DEL) DEL 7 DE JULIO DE 2003 , INSCRITO EL 25 DE ENERO DE 2006 BAJO EL NUMERO 01034681 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- LLOREDA S A
DOMICILIO : YUMBO (VALLE DEL)
- AGROMAQUINAS S A
DOMICILIO : AMBALEMA (TOLIMA)
QUE POR DOCUMENTO PRIVADO DE REPRESENTANTE LEGAL DE CALI (VALLE DEL) DEL 6 DE MARZO DE 2000 , INSCRITO EL 25 DE ENERO DE 2006 BAJO EL NUMERO 01034683 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- PROYECTOS DE ENERGIA S A
DOMICILIO : CALI (VALLE DEL)
QUE POR DOCUMENTO PRIVADO DE REPRESENTANTE LEGAL DE CALI (VALLE DEL) DEL 10 DE NOVIEMBRE DE 2005 , INSCRITO EL 25 DE ENERO DE 2006 BAJO EL NUMERO 01034687 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD



MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- PROYECTOS DE INFRAESTRUCTURA S A PISA
DOMICILIO : CALI (VALLE DEL)
QUE POR DOCUMENTO PRIVADO NO. 0000000 DE REPRESENTANTE LEGAL DE BOGOTA D.C. DEL 24 DE ENERO DE 2006 , INSCRITO EL 25 DE ENERO DE 2006 BAJO EL NUMERO 01034705 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- GENERAL DE INVERSIONES S A
DOMICILIO : CALI (VALLE DEL)
QUE POR DOCUMENTO PRIVADO NO. 0000000 DE REPRESENTANTE LEGAL DE CALI (VALLE DEL) DEL 2 DE DICIEMBRE DE 2004 , INSCRITO EL 9 DE FEBRERO DE 2006 BAJO EL NUMERO 01037783 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- BANCO CORFIVALLE (PANAMA) S A
DOMICILIO : (FUERA DEL PAIS)
QUE POR DOCUMENTO PRIVADO NO. 0000000 DE EMPRESARIO DE BOGOTA D.C. DEL 8 DE MARZO DE 2006 , INSCRITO EL 13 DE MARZO DE 2006 BAJO EL NUMERO 01043564 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOLOMBIANA S A O CORFICOL S A, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- FRIGORIFICOS COLOMBIANOS S A
DOMICILIO : BOGOTA D.C.
QUE POR DOCUMENTO PRIVADO NO. 0000000 DE REPRESENTANTE LEGAL DE BOGOTA D.C. DEL 2 DE ENERO DE 2006 , INSCRITO EL 3 DE ENERO DE QUE HA CONFIGURADO UNA SITUACION DE CONTROL CON LA SOCIEDAD DE LA REFERENCIA.

CERTIFICA :

*** ACLARACION SITUACION DE CONTROL ***

CERTIFICA :

QUE LA SITUACION DE CONTROL REGISTRADA BAJO EL NO. 1034678 DEL LIBRO IX, EJERCIDA SOBRE LA SOCIEDAD VALLE BURSATILES S. A. CONTIENE EL SIGUIENTE PRESUPUESTO DE CONTROL : LA CORPORACION POR INTERMEDIO DE SUS FILIALES COMPAÑIA AGROPECUARIA E INDUSTRIAL PAJONALES S.A., MOLINOS PAJONALES S.A., Y DESMOTADORA DEL NORTE DEL TOLIMA S.A. EN CONJUNTO CON SU PARTICIPACION DIRECTA POSEE EN VALLE BURSATILES S.A. MAS DEL 50% DEL CAPITAL SUSCRITO Y PAGADO.

CERTIFICA :

QUE LA SITUACION DE CONTROL REGISTRADA BAJO EL NO. 1034681 DEL LIBRO IX, EJERCIDA SOBRE LA SOCIEDAD AGROMAQUINAS S. A. CONTIENE EL SIGUIENTE PRESUPUESTO DE CONTROL : LA CORPORACION EJERCE EL CONTROL A TRAVES DE SUS SUBSIDIARIAS COMPAÑIA AGROPECUARIA E INDUSTRIAL PAJONALES, DESMOTADORA DEL NORTE DEL TOLIMA Y MOLINO PAJONALES S A.

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LA SOCIEDAD TEJIDOS SINTETICOS DE COLOMBIA S. A. TESICOL SA (SUBORDINADA) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA (ABSORBENTE).

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LA SOCIEDAD HATOVIAL S A (SUBORDINADA) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA (ABSORBENTE).

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LA SOCIEDAD HUEVOS DE ORO LTDA(SUBORDINADA) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA (ABSORBENTE).

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LAS SOCIEDADES : PLANTACIONES UNIPALMA DE LOS LLANOS S. A. Y COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA (SUBORDINADAS) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA (ABSORBENTE).

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LA SOCIEDAD : PROMOTORA INMOBILIARIA LA ESPERANZA S. A. PILA S. A. (SUBORDINADA) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA (ABSORBENTE).

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LA SOCIEDAD : CONCESIONARIA VIAL DE LOS ANDES S.A. COVIANDES S. A. (SUBORDINADA) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA (ABSORBENTE).

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LA SOCIEDAD : PROMOTORA Y COMERCIALIZADORA TURISTICA SANTAMAR S. A. (SUBORDINADA) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA (ABSORBENTE)

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LA SOCIEDAD ESTUDIOS PROYECTOS E INVERSIONES DE LOS ANDES S A EPIANDES S A (SUBORDINADA) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA.

CERTIFICA :

DE CONFORMIDAD CON LO ESTABLECIDO POR LA LEY 962 DE 2005, LOS ACTOS DE REGISTRO AQUI CERTIFICADOS QUEDAN EN FIRME CINCO (5) DIAS HABILES DESPUES DE LA FECHA DE INSCRIPCION, SIEMPRE QUE NO



* *

SEAN OBJETO DE RECURSOS EN LA VIA GUBERNATIVA.

INFORMACION COMPLEMENTARIA

LOS SIGUIENTES DATOS SOBRE RIT Y PLANEACION DISTRITAL SON INFORMATIVOS

CONTRIBUYENTE INSCRITO EN EL REGISTRO RIT DE LA DIRECCION DISTRITAL DE IMPUESTOS, FECHA DE INSCRIPCION 2006/02/15

FECHA DE ENVIO DE INFORMACION A PLANEACION DISTRITAL: 18 DE ENERO DE 2006

EL SECRETARIO DE LA CAMARA DE COMERCIO,

VALOR : $ 2,900.00

DE CONFORMIDAD CON EL DECRETO 2150 DE 1995 Y LA AUTORIZACION IMPARTIDA POR LA SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO, MEDIANTE EL OFICIO DEL 18 DE NOVIEMBRE DE 1996, LA FIRMA MECANICA QUE APARECE A CONTINUACION TIENE PLENA VALIDEZ PARA TODOS LOS EFECTOS LEGALES.

Corficolombiana
NIt 890.300.653-6

FILE No. 82-3437
RECEIVED
2005 DEC 12 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIDER 10

Spanish and English version of the remissory letters dated April 26, July 26 and October 18, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511, F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

Corficolombiana
NIt 890.300.653-6

FILE No. 823437

Cali, October 18, 2006

Sandra Patricia Perea Díaz
Directora Supervisión Emisores
Superintendencia Financiera de Colombia
Bogotá, D.C.

Reference:	002 011 -	Corporación Financiera Colombiana S.A.
	773 -	Correspondencia Informativa
	50 -	Solicitud Presentación
		Con anexos - 5

In compliance with Resolution 1447 of 1994 if the Superintendencia Financiera de Colombia, I am attaching Forms 016, 020 and 021, duly completed as of September 30, 2006.

Sincerely,

Amalia Correa Young
Legal Representative

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6


Superintendencia Financiera de Colombia
Trámite: 773-CORRESPONDENCIA INFORMATI
Tipo Doc.: 50-SOLICITUD PRESENTACION
Aplica A: 0000-000000-VACIO
Remitente: 0002-000011-CORPORACIÓNN FINANCI
Dep. Recibe: 142000-Dirección de Supervisión a Emi
Teléfono: 594 02 00
Fecha: 20/10/2006 04:45 PM
Anexos: SI Folios: 00006
Entrada Sec. Dis: 0481
14/11/2006
FILE No. 823437
19 OCT. 2006
SE FIRMA SOLO COMO RECIBIDO

Cali, 18 de octubre de 2006.

Doctora
Sandra Patricia Perea Diaz
Directora Supervisión Emisores
Superintendencia Financiera de Colombia
Bogotá, D. C.

Referencia: 002-11 - Corporación Financiera Colombiana S.A.
773 - Correspondencia Informativa
50 - Solicitud Presentación
Con anexos - 5

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia Financiera de Colombia, le remito debidamente diligenciados a septiembre 30 de 2006 los formatos 016, 020 y 021.

Cordialmente,



Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Gálvez Marin

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 Piso 8 Bogotá D.C. Pbx. (1) 2863300 Fax (1) 2860163
Cali: Calle 10 No. 4 - 47 Pbx. (2) 8982222 Fax (2) 8854194 Fax Tesorería (2) 8891351 Oficinas Banca Privada: Centro Comercial Chipichape Locales 412 G Y H Pbx. (2) 6677117 al 21 Centro Comercial Unicentro Local 215 Pbx. (2) 3396482 / 83
www.corficolombiana.com

FILE No. 82-[illegible]

Corficolombiana
Nit 890.300.653-6

Cali, July 26, 2006

Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia Financiera de Colombia
Bogotá, D.C.

Reference:	002 011 -	Corporación Financiera Colombiana S.A.
	773 -	Correspondencia Informativa
	50 -	Solicitud Presentación
		Con anexos - 5

In compliance with Resolution 1447 of 1994 if the Superintendencia Financiera de Colombia, I am attaching Forms F-220-511, F-220-515 and F-220-516, duly completed as of June 30, 2006.

Sincerely,

Amalia Correa Young
Legal Representative

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE

FILE No. 823437





Superintendencia
Financiera
de Colombia

Trámite: 773-CORRESPONDENCIA INFORMATI
Tipo Doc.: 50-SOLICITUD PRESENTACION
Aplica A: 0000-000000-VACIO
Remitente: 0002-000011-CORPORACIÓNN FINANCI
Dep. Recibe: 141000-Direcciónn de Acceso al Mercado
Teléfono: 594 02 00
Fecha: 27/07/2006 03:33 PM
Anexos: SI Folios: 00005
Entrada Sec. Dia: 0281
18/08/2006

Cali, 26 de julio de 2006.

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia Financiera de Colombia
Bogotá, D.C.

Referencia: 002-11 - Corporación Financiera Colombiana S.A.
773 - Correspondencia Informativa
50 - Solicitud Presentación
Con anexos - 5

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia Financiera de Colombia, le remito debidamente diligenciados a junio 30 de 2006 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

FAVOR DEVOLVER ESTA
COPIA FIRMADA



Amalia Correa Young
Representante Legal

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

Cali, April 26, 2006

Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia Financiera de Colombia
Bogotá, D.C.

Reference:	002 011 -	Corporación Financiera Colombiana S.A.
	330 -	Informes Trimestrales - emisores
	05 -	Requerimientos
		Con anexos

In compliance with Resolution 1447 of 1994 if the Superintendencia Financiera de Colombia, I am attaching Forms F-220-511, F-220-515 and F-220-516, duly completed as of Marc 30, 2006.

Sincerely,

Amalia Correa Young
Legal Representative

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE

FILE No. 823437


Superintendencia
Financiera
de Colombia

Cali, 26 de abril de 2006.

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia Financiera de Colombia
Bogotá, D.C.

Referencia: 002-11 - Corporación Financiera Colombiana S.A.
030 - Informes trimestrales - emisores
05 - Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia Financiera de Colombia, le remito debidamente diligenciados a marzo 31 de 2006 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,



Oscar Campo Saavedra
Secretario General Filiales

FAVOR DEVOLVER ESTA
COPIA FIRMADA

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com – www.corfivalle.com

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED
2006 DEC 12 A 9:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 11

Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					144,209,142	93.64%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9,788,092	6.36%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					153,997,234	100.00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. SEPTIEMBRE 30/2006 F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A SEPTIEMBRE 30 DE 2006

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	8600029644	2	COLOMBIANA	57,367,387	37.25%
2	BANCO DE OCCIDENTE	8903002794	2	COLOMBIANA	20,480,301	13.30%
3	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	8002297390	2	COLOMBIANA	11,716,318	7.61%
4	BANCO POPULAR	8600077389	2	COLOMBIANA	8,435,034	5.48%
5	FDO DE PENSIONES OBLIGATORIAS COLFONDOS	8002279406	2	COLOMBIANA	4,671,513	3.03%
6	FONDO DE PENSIONES SANTANDER	8002248278	2	COLOMBIANA	3,768,881	2.45%
7	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	8002248088	2	COLOMBIANA	2,881,615	1.87%
8	INSTITUTO DE FOMENTO INDUSTRIAL EN LIQUIDACION	8999990887	2	COLOMBIANA	1,906,883	1.24%
9	FONDO DE PENSIONES HORIZONTE	8002319671	2	COLOMBIANA	1,895,466	1.23%
10	FONDO DE CESANTIAS PORVENIR	8001700437	2	COLOMBIANA	1,533,277	1.00%
11	CUBIDES OLARTE HENRY	1094204	1	COLOMBIANA	838,789	0.54%
12	RODRIGUEZ TORRADO MANUEL ALEJANDRO	89050865666	3	COLOMBIANA	786,578	0.51%
13	FONDO DE CESANTIAS SANTANDER	8001590851	2	COLOMBIANA	708,220	0.46%
14	FONDO DE VALORES ACCION	8001759243	2	COLOMBIANA	634,210	0.41%
15	COREX S.A.	8050164304	2	COLOMBIANA	620,596	0.40%
16	FONDO DE PENSIONES OBLIGATORIAS SKANDIA	8002530552	2	COLOMBIANA	565,883	0.37%
17	CONSULTORIAS DE INVERSIONES S.A.	8903171966	2	COLOMBIANA	514,925	0.33%
18	FONDO DE VALORES SURENTA ACCIONES	9000005281	2	COLOMBIANA	479,311	0.31%
19	HURTADO VILLEGAS AUGUSTO CESAR	14998143	1	COLOMBIANA	437,940	0.28%
20	FONDO DE CESANTIAS COLFONDOS	8001986445	2	COLOMBIANA	436,444	0.28%
	Total primeros veinte accionistas				120,679,571	78.36%
	Otros accionistas con menor participación				23,529,571	15.28%
	Total acciones ordinarias				144,209,142	93.64%

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A SEPTIEMBRE 30 DE 2006

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	8002248088	2	COLOMBIANA	1,635,266	1.06%
2	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	8300062700	2	COLOMBIANA	688,043	0.45%
3	FDO DE PENSIONES OBLIGATORIAS COLFONDOS	8002279406	2	COLOMBIANA	671,930	0.44%
4	FONDO DE PENSIONES HORIZONTE	8002319671	2	COLOMBIANA	468,436	0.30%
5	SOTO ESTRADA MANFREDO	17158485	1	COLOMBIANA	404,032	0.26%
6	MORENO BARBOSA JAIME	19405455	1	COLOMBIANA	394,736	0.26%
7	FONDO DE CESANTIAS PROTECCION	8001704945	2	COLOMBIANA	373,240	0.24%
8	FONDO DE VALORES ACCION	8001759243	2	COLOMBIANA	298,157	0.19%
9	FONDO DE PENSIONES SANTANDER	8002248278	2	COLOMBIANA	246,275	0.16%
10	FONDO DE CESANTIAS PORVENIR	8001700437	2	COLOMBIANA	241,802	0.16%
11	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	8001853752	2	EXTRANJERA	199,096	0.13%
12	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20227483	1	COLOMBIANA	183,149	0.12%
13	RODRIGUEZ MESSIER JOSE RICARDO	19247740	1	COLOMBIANA	161,490	0.10%
14	RODRIGUEZ TORRADO MANUEL ALEJANDRO	89050865666	3	COLOMBIANA	153,682	0.10%
15	ROBAYO CARDOZO HELMER DOUGLAS	79353598	1	COLOMBIANA	139,222	0.09%
16	CUBIDES OLARTE HENRY	1094204	1	COLOMBIANA	136,546	0.09%
17	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	8002297390	2	COLOMBIANA	127,001	0.08%
18	TORRADO TORRADO MARTHA EUGENIA	41672102	1	COLOMBIANA	120,534	0.08%
19	SUBFONDO MLPF&S INC. FUND.	8002117202	2	COLOMBIANA	110,480	0.07%
20	RODRIGUEZ MESSIER MARIA CRISTINA	41311810	1	COLOMBIANA	105,301	0.07%
	Total primeros veinte accionistas				6,858,418	4.45%
	Otros accionistas con menor participación				2,929,674	1.90%
	Total acciones preferenciales				9,788,092	6.36%

Total acciones ordinarias	144,209,142	93.64%
Total acciones preferenciales	9,788,092	6.36%
Total acciones en circulación	153,997,234	100.00%

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA

UNIDAD DE CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS		5,628		144,209,142		2071		76,725,353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		752		9,788,092		488		9,298,994
	999	NUMERO TOTAL	*	6,380		153,997,234	**	2,559	**	86,024,347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		86.38%		11.93%		85.22%		12.74%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		13.62%		88.07%		14.78%		87.26%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	0.04%	1	0.03%	1	0.19%	1	3.67%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		99.96%		99.97%		99.81%		96.33%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0.13%		1.36%		0.16%		2.79%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		13.48%		86.71%		14.62%		84.47%
	999	TOTAL		13.62%		88.07%		14.78%		87.26%
05	RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE									
	005	HASTA - 3.00 %		99.92%		32.81%		99.64%		38.28%
	010	3.01 % - 10.00 %		0.05%		16.64%		0.32%		47.28%
	015	10.01 % - 20.00 %		0.02%		13.30%		0.04%		14.44%
	020	20.01 % - 30.00 %		0.00%		0.00%		0		0.00%
	025	30.01 % - 40.00 %		0.02%		37.25%		0		0.00%
	030	40.01 % - 50.00 %		0.00%		0.00%		0		0.00%
	035	MAS DEL 50.00 %		0.00%		0.00%		0		0.00%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%

(*) 365 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(**) 62 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones con dividendo preferencial sin derecho a voto (Res. 51/91 - Compes).

SEPTIEMBRE 30/2006

INVERSIONISTAS EXTRANJEROS A SEPTIEMBRE 30 DE 2006

	NOMBRE	No. ACCIONES	%
1	GEORGE WIMPEY PLC	37,706	0.03%
2	BANCO NACIONAL DE MEXICO	6,355	0.00%
	TOTAL ACCIONES INVERSIONISTAS EXTRANJEROS	44,061	0.03%
	TOTAL ACCIONES INVERSIONISTAS NACIONALES	144,165,081	99.97%
	TOTAL ACCIONES ORDINARIAS	**144,209,142**	**100.00%**
	TOTAL INVERSIONISTAS EXTRANJEROS	2	0.04%
	TOTAL INVERSIONISTAS NACIONALES	5,626	99.96%
	TOTAL ACCIONISTAS	**5,628**	**100.00%**

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10.00	$ 10.00
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 9,613.31	$ 9,009.58
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 7,974.35	$ 7,306.80
	020	UTILIDAD O PERDIDA POR ACCION	$ 401.87	$ 1,235.14
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	90,210,895,046.49	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	17,788,417,582.36	793.50
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	107,999,312,628.85	7,378,751,739.00
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	658.47	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	109.74	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	Mensual	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	3	0
	025	FECHA PRIMER PAGO	Abril 01/2006	Marzo 30/2005
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	10,128.67	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	1,912.94	198.00
04	005	NUMERO TOTAL DE EMPLEADOS	390	0
	010	% EMPLEADOS PERMANENTES	85.64%	0.00%
	015	% EMPLEADOS TEMPORALES	14.36%	0.00%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 466,562,044.58	$ 249,664,079.58
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		

NUMERO DE PAGOS DIVIDENDOS POR ACCION CON DIVIDENDO PREFERENCIAL	7
PERIODICIDAD DE PAGO DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	Mensual

NOTA : El valor intrínseco y la utilidad o perdida por acción, estan sujetos a la aprobación del balance por parte de la Superintendencia Financiera de Colombia.

FILE No. 823437

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01	Columna 02	Columna 03	Columna 04	Columna 05	Columna 06
		NOMBRE DEL ACCIONISTA	IDENTIFICACION	* TIPO DE IDENTIFICACION	NACIONALIDAD	No. DE ACCIONES POSEIDAS	% DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					137,000,767	93.64%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9,298,994	6.36%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					146,299,761	100.00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. **JUNIO 30/2006** **F - 220 - 511**

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A JUNIO 30 DE 2006

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	8600029644	NIT	COLOMBIANA	54,499,018	37.25%
2	BANCO DE OCCIDENTE	8903002794	NIT	COLOMBIANA	19,456,286	13.30%
3	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	8002297390	NIT	COLOMBIANA	11,554,474	7.90%
4	BANCO POPULAR	8600077389	NIT	COLOMBIANA	8,013,283	5.48%
5	FDO DE PENSIONES OBLIGATORIAS COLFONDOS	8002279406	NIT	COLOMBIANA	4,526,938	3.09%
6	FONDO DE PENSIONES SANTANDER	8002248278	NIT	COLOMBIANA	3,590,401	2.45%
7	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	8002248088	NIT	COLOMBIANA	2,737,535	1.87%
8	FONDO DE CESANTIAS PORVENIR	8001700437	NIT	COLOMBIANA	2,085,886	1.43%
9	NACION MINISTERIO DE HACIENDA Y CRED.PUBLICO	8999990902	NIT	COLOMBIANA	1,811,539	1.24%
10	FONDO DE PENSIONES HORIZONTE	8002319671	NIT	COLOMBIANA	1,800,693	1.23%
11	CUBIDES OLARTE HENRY	1094204	C.C.	COLOMBIANA	887,344	0.61%
12	FONDO DE PENSIONES OBLIGATORIAS SKANDIA	8002530552	NIT	COLOMBIANA	856,530	0.59%
13	FONDO DE VALORES SURENTA ACCIONES	9000005281	NIT	COLOMBIANA	775,075	0.53%
14	FONDO DE VALORES ACCION	8001759243	NIT	COLOMBIANA	750,000	0.51%
15	FONDO DE CESANTIAS SANTANDER	8001590851	NIT	COLOMBIANA	672,809	0.46%
16	CONSULTORIAS DE INVERSIONES S.A.	8903171966	NIT	COLOMBIANA	489,179	0.33%
17	FONDO DE CESANTIAS COLFONDOS	8001986445	NIT	COLOMBIANA	454,622	0.31%
18	FONDO DE CESANTIAS PROTECCION	8001704945	NIT	COLOMBIANA	443,592	0.30%
19	HURTADO VILLEGAS AUGUSTO CESAR	14998143	C.C.	COLOMBIANA	371,923	0.25%
20	INMOBILIARIA EL MORRO S.A.	9000515763	NIT	COLOMBIANA	358,410	0.24%
	Total primeros veinte accionistas				116,135,537	79.38%
	Otros accionistas con menor participación				20,865,230	14.26%
	Total acciones ordinarias				137,000,767	93.64%

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A JUNIO 30 DE 2006

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	8002248088	NIT	COLOMBIANA	1,553,503	1.06%
2	FONDO DE PENSIONES SANTANDER	8002248278	NIT	COLOMBIANA	1,169,000	0.80%
3	MORENO BARBOSA JAIME	19405455	C.C.	COLOMBIANA	778,137	0.53%
4	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	8300062700	NIT	COLOMBIANA	694,651	0.47%
5	FDO DE PENSIONES OBLIGATORIAS COLFONDOS	8002279406	NIT	COLOMBIANA	675,058	0.46%
6	FONDO DE PENSIONES HORIZONTE	8002319671	NIT	COLOMBIANA	445,015	0.30%
7	SOTO ESTRADA MANFREDO	17158485	C.C.	COLOMBIANA	377,325	0.26%
8	FONDO DE CESANTIAS PROTECCION	8001704945	NIT	COLOMBIANA	372,880	0.25%
9	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	8001853752	NIT	EXTRANJERA	294,098	0.20%
10	FONDO DE CESANTIAS PORVENIR	8001700437	NIT	COLOMBIANA	229,712	0.16%
11	MORENO ULLOA MARTHA LUCIA	51572589	C.C.	COLOMBIANA	224,241	0.15%
12	RODRIGUEZ BOLANOS MARIA DEL TRANSITO	20227483	C.C.	COLOMBIANA	172,225	0.12%
13	MORENO JARAMILLO GUILLERMO ALFONSO	8250703	C.C.	COLOMBIANA	143,934	0.10%
14	ROBAYO CARDOZO HELMER DOUGLAS	79353598	C.C.	COLOMBIANA	132,261	0.09%
15	CUBIDES OLARTE HENRY	1094204	C.C.	COLOMBIANA	129,719	0.09%
16	COMPAÑÍA DE SEGUROS DE VIDA AURORA S.A.	8600221375	NIT	COLOMBIANA	106,541	0.07%
17	FONDO DE VALORES ACCION	8001759243	NIT	COLOMBIANA	106,000	0.07%
18	CONDOR S.A. COMPAÑÍA DE SEGUROS GENERALES	8903004658	NIT	COLOMBIANA	105,000	0.07%
19	FONDO DE CESANTIAS SANTANDER	8001590851	NIT	COLOMBIANA	82,000	0.06%
	Total primeros veinte accionistas				7,871,200	5.38%
	Otros accionistas con menor participación				1,427,794	0.98%
	Total acciones preferenciales				9,298,994	6.36%

Total acciones ordinarias	137,000,767	93.64%
Total acciones preferenciales	9,298,994	6.36%
Total acciones en circulación	146,299,761	100.00%

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA

UNIDAD				COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
CAPTURA		DESCRIPCION RENGLONES		TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS		4,872		137,000,767		1,183		76,725,353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		554		9,298,994		478		9,298,994
	999	NUMERO TOTAL	*	5,426	*	146,299,761	**	1,661	**	86,024,347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		85.84%		9.92%		82.90%		13.62%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		14.16%		90.08%		17.10%		86.38%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	0.06%	1	0.04%	1	0.34%	1	3.75%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		99.94%		99.96%		99.66%		96.25%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0.13%		1.34%		0.19%		2.54%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		14.03%		88.74%		16.91%		83.84%
	999	TOTAL		14.16%		90.08%		17.10%		86.38%
05	RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE									
	005	HASTA - 3.00 %		99.89%		29.24%		99.38%		36.43%
	010	3.01 % - 10.00 %		0.08%		20.21%		0.56%		49.13%
	015	10.01 % - 20.00 %		0.02%		13.30%		0.06%		14.44%
	020	20.01 % - 30.00 %		0.00%		0.00%		0.00%		0.00%
	025	30.01 % - 40.00 %		0.02%		37.25%		0.00%		0.00%
	030	40.01 % - 50.00 %		0.00%		0.00%		0.00%		0.00%
	035	MAS DEL 50.00 %		0.00%		0.00%		0.00%		0.00%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%

(*) 110 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(**) 41 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones con dividendo preferencial sin derecho a voto (Res. 51/91 - Compes).

JUNIO 30/2006

F - 220 - 515

INVERSIONISTAS EXTRANJEROS A JUNIO 30 DE 2006

	NOMBRE	No. ACCIONES	%
1	GEORGE WIMPEY PLC	35,821	0.03%
2	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	9,876	0.01%
3	BANCO NACIONAL DE MEXICO	6,038	0.00%
	TOTAL ACCIONES INVERSIONISTAS EXTRANJEROS	51,735	0.04%
	TOTAL ACCIONES INVERSIONISTAS NACIONALES	136,949,032	99.96%
	TOTAL ACCIONES ORDINARIAS	**137,000,767**	**100.00%**
	TOTAL INVERSIONISTAS EXTRANJEROS	3	0.06%
	TOTAL INVERSIONISTAS NACIONALES	4,869	99.94%
	TOTAL ACCIONISTAS	**4,872**	**100.00%**

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10.00	$ 10.00
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 10,128.67	$ 6,349.59
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 8,204.90	$ 4,210.17
	020	UTILIDAD O PERDIDA POR ACCION	$ 782.95	$ 689.32
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	90,210,895,046.49	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	17,788,417,582.36	793.50
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	107,999,312,628.85	7,378,751,739.00
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	658.47	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	109.74	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	Mensual	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	6	0
	025	FECHA PRIMER PAGO	Abril 01/2006	Marzo 30/2005
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	1,912.94	198.00
04	005	NUMERO TOTAL DE EMPLEADOS	402	304
	010	% EMPLEADOS PERMANENTES	82.59%	97.70%
	015	% EMPLEADOS TEMPORALES	17.41%	2.30%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 404,132,270.17	$ 249,675,635.86
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		

NUMERO DE PAGOS DIVIDENDOS POR ACCION CON DIVIDENDO PREFERENCIAL 7

PERIODICIDAD DE PAGO DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL Mensual

NOTA : El valor intrínseco y la utilidad o perdida por acción, estan sujetos a la aprobación del balance por parte de la Superintendencia Financiera de Colombia.

FILE No. 823437

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					137,000,767	93.64%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9,298,994	6.36%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					146,299,761	100.00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. MARZO 31/2006 F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A MARZO 31 DE 2006

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	8600029644	NIT	COLOMBIANA	54,499,018	37.25%
2	BANCO DE OCCIDENTE	8903002794	NIT	COLOMBIANA	19,456,286	13.30%
3	BANCO POPULAR	8600077389	NIT	COLOMBIANA	8,013,283	5.48%
4	AMALFI S.A.	8903014430	NIT	COLOMBIANA	5,297,060	3.62%
5	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	8002297390	NIT	COLOMBIANA	5,167,774	3.53%
6	FDO DE PENSIONES OBLIGATORIAS COLFONDOS	8002279406	NIT	COLOMBIANA	3,599,835	2.46%
7	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	8002248088	NIT	COLOMBIANA	2,737,535	1.87%
8	FONDO DE PENSIONES SANTANDER	8002248278	NIT	COLOMBIANA	2,645,880	1.81%
9	FONDO DE CESANTIAS PORVENIR	8001700437	NIT	COLOMBIANA	2,643,413	1.81%
10	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	8300062700	NIT	COLOMBIANA	1,874,261	1.28%
11	NACION MINISTERIO DE HACIENDA Y CRED.PUBLICO	8999990902	NIT	COLOMBIANA	1,811,539	1.24%
12	FONDO DE PENSIONES HORIZONTE	8002319671	NIT	COLOMBIANA	1,500,167	1.03%
13	FONDO DE PENSIONES OBLIGATORIAS SKANDIA	8002530552	NIT	COLOMBIANA	920,684	0.63%
14	CUBIDES OLARTE HENRY	1094204	C.C.	COLOMBIANA	809,564	0.55%
15	FONDO DE VALORES ACCION	8001759243	NIT	COLOMBIANA	800,000	0.55%
16	FONDO DE CESANTIAS COLFONDOS	8001986445	NIT	COLOMBIANA	728,065	0.50%
17	FONDO DE VALORES SURENTA ACCIONES	9000005281	NIT	COLOMBIANA	723,734	0.49%
18	COREX S.A.	8050164304	NIT	COLOMBIANA	690,690	0.47%
19	FONDO DE CESANTIAS SANTANDER	8001590851	NIT	COLOMBIANA	672,809	0.46%
20	SCARPETTA GNECCO MARIO	16622150	C.C.	COLOMBIANA	653,586	0.45%
	Total primeros veinte accionistas				115,245,183	78.77%
	Otros accionistas con menor participación				21,755,584	14.87%
	Total acciones ordinarias				137,000,767	93.64%

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A MARZO 31 DE 2006

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	8002248088	NIT	COLOMBIANA	1,553,503	1.06%
2	FONDO DE PENSIONES SANTANDER	8002248278	NIT	COLOMBIANA	1,169,000	0.80%
3	MORENO BARBOSA JAIME	19405455	C.C.	COLOMBIANA	776,723	0.53%
4	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	8300062700	NIT	COLOMBIANA	694,651	0.47%
5	FDO DE PENSIONES OBLIGATORIAS COLFONDOS	8002279406	NIT	COLOMBIANA	675,058	0.46%
6	FONDO DE PENSIONES HORIZONTE	8002319671	NIT	COLOMBIANA	445,015	0.30%
7	SOTO ESTRADA MANFREDO	17158485	C.C.	COLOMBIANA	382,433	0.26%
8	FONDO DE CESANTIAS PROTECCION	8001704945	NIT	COLOMBIANA	372,880	0.25%
9	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	8001853752	NIT	EXTRANJERA	294,098	0.20%
10	FONDO DE CESANTIAS PORVENIR	8001700437	NIT	COLOMBIANA	229,712	0.16%
11	MORENO ULLOA MARTHA LUCIA	51572589	C.C.	COLOMBIANA	224,241	0.15%
12	RODRIGUEZ BOLANOS MARIA DEL TRANSITO	20227483	C.C.	COLOMBIANA	172,225	0.12%
13	MORENO JARAMILLO GUILLERMO ALFONSO	8250703	C.C.	COLOMBIANA	152,000	0.10%
14	ROBAYO CARDOZO HELMER DOUGLAS	79353598	C.C.	COLOMBIANA	132,261	0.09%
15	CUBIDES OLARTE HENRY	1094204	C.C.	COLOMBIANA	129,719	0.09%
16	COMPAÑÍA DE SEGUROS DE VIDA AURORA S.A.	8600221375	NIT	COLOMBIANA	106,541	0.07%
17	CONDOR S.A. COMPAÑÍA DE SEGUROS GENERALES	8903004658	NIT	COLOMBIANA	105,000	0.07%
18	FONDO DE CESANTIAS SANTANDER	8001590851	NIT	COLOMBIANA	82,000	0.06%
19	VASQUEZ MERCHAN Y CIA. S. EN C.	8600638101	NIT	COLOMBIANA	81,900	0.06%
	Total primeros veinte accionistas				7,843,760	5.36%
	Otros accionistas con menor participación				1,455,234	0.99%
	Total acciones preferenciales				9,298,994	6.36%

Total acciones ordinarias	137,000,767	93.64%
Total acciones preferenciales	9,298,994	6.36%
Total acciones en circulación	146,299,761	100.00%

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA

UNIDAD				COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
CAPTURA		DESCRIPCION RENGLONES		TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS		4,532		137,000,767		446		76,725,353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		572		9,298,994		505		9,298,994
	999	NUMERO TOTAL	*	5,104	*	146,299,761	**	951	**	86,024,347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		84.52%		9.98%		82.50%		11.20%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		15.48%		90.02%		17.50%		88.80%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	0.07%	1	0.04%		0.90%		3.84%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		99.93%		99.96%		99.10%		96.16%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0.16%		1.56%		0.43%		8.07%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		15.32%		88.46%		17.07%		80.73%
	999	TOTAL		15.48%		90.02%		17.50%		88.80%
05	RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE									
	005	HASTA - 3.00 %		99.90%		36.80%		98.80%		30.72%
	010	3.01 % - 10.00 %		0.06%		12.65%		1.20%		69.28%
	015	10.01 % - 20.00 %		0.02%		13.30%		0.00%		0.00%
	020	20.01 % - 30.00 %		0.00%		0.00%		0.00%		0.00%
	025	30.01 % - 40.00 %		0.02%		37.25%		0.00%		0.00%
	030	40.01 % - 50.00 %		0.00%		0.00%		0.00%		0.00%
	035	MAS DEL 50.00 %		0.00%		0.00%		0.00%		0.00%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%

(*) 104 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(**) 31 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones con dividendo preferencial sin derecho a voto (Res. 51/91 - Compes).

MARZO 31/2006

F - 220 - 515

INVERSIONISTAS EXTRANJEROS A MARZO 31 DE 2006

NOMBRE	No. ACCIONES	%
1 GEORGE WIMPEY PLC	35,821	0.03%
2 CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	9,876	0.01%
3 BANCO NACIONAL DE MEXICO	6,038	0.00%
TOTAL ACCIONES INVERSIONISTAS EXTRANJEROS	51,735	0.04%
TOTAL ACCIONES INVERSIONISTAS NACIONALES	136,949,032	99.96%
TOTAL ACCIONES ORDINARIAS	**137,000,767**	**100.00%**
TOTAL INVERSIONISTAS EXTRANJEROS	3	0.07%
TOTAL INVERSIONISTAS NACIONALES	4,529	99.93%
TOTAL ACCIONISTAS	**4,532**	**100.00%**

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA

UNIDAD		DESCRIPCION RENGLONES	COLUMNA 01	COLUMNA 02
CAPTURA			TRIM. AÑO ACTUAL	TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10.00	$ 10.00
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 10,025.00	$ 5,970.64
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 8,540.45	$ 3,939.74
	020	UTILIDAD O PERDIDA POR ACCION	$ 610.80	$ 456.78
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	90,210,895,046.49	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	17,788,417,582.36	793.50
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	107,999,312,628.85	7,378,751,739.00
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	658.47	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	109.74	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	Mensual	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	6	0
	025	FECHA PRIMER PAGO	Abril 01/2006	Marzo 30/2005
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	1,912.94	198.00
04	005	NUMERO TOTAL DE EMPLEADOS	503	298
	010	% EMPLEADOS PERMANENTES	93.04%	97.99%
	015	% EMPLEADOS TEMPORALES	6.96%	2.01%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 408,555,285.46	$ 245,421,467.30
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		

NUMERO DE PAGOS DIVIDENDOS POR ACCION CON DIVIDENDO PREFERENCIAL 7

PERIODICIDAD DE PAGO DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL Mensual